    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1997
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------
                             NATIONS FLOORING, INC.

             (Exact Name of Registrant as Specified in its Charter)

               DELAWARE                               2836, 2835                              11-2925673
     (State or Other Jurisdiction                 (Primary Standard                        (I.R.S. Employer
  of Incorporation or Organization)     Industrial Classification Code Number)          Identification Number)

                            ------------------------

                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
    (Address, Including Zip Code and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                         ------------------------------

                                PHILIP A. HERMAN
                      Chairman of the Board and President
                             Nations Flooring, Inc.
                                100 Maiden Lane
                            New York, New York 10038
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)
                         ------------------------------
                                   COPIES TO:

          ANDREW J. LEVINSON                       JAMES R. TANENBAUM
        Herzfeld & Rubin, P.C.                  Stroock & Stroock & Lavan
            40 Wall Street                        Seven Hanover Square
       New York, New York 10005                 New York, New York 10004
            (212) 344-5500                           (212) 806-5400

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED MAXIMUM           PROPOSED
              TITLE OF EACH CLASS OF                    AMOUNT TO BE        OFFERING PRICE PER      MAXIMUM AGGREGATE
           SECURITIES TO BE REGISTERED                  REGISTERED(1)           SECURITY(2)         OFFERING PRICE(2)
Common Stock, $.001 par value.....................        2,300,000                $8.00               $18,400,000


              TITLE OF EACH CLASS OF                      AMOUNT OF
           SECURITIES TO BE REGISTERED                REGISTRATION FEE
Common Stock, $.001 par value.....................        $6,344.83

(1) Includes 300,000 shares subject to the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             NATIONS FLOORING, INC.
                             CROSS-REFERENCE SHEET
                       Showing Location in Prospectus of
                   Information Required by Items of Form S-1

           REGISTRATION STATEMENT ITEM AND HEADING                CAPTION OR LOCATION IN PROSPECTUS
           -----------------------------------------------------  -----------------------------------------------------

       1.  Forepart of the Registration Statement and Outside
             Front Cover of Prospectus..........................  Outside Front Cover Page

       2.  Inside Front and Outside Back Cover..................  Inside Front and Outside Back Cover Pages

       3.  Summary Information, Risk Factors
             and Ratio of Earnings to Fixed Charges.............  Prospectus Summary; Risk Factors

       4.  Use of Proceeds......................................  Use of Proceeds

       5.  Determination of Offering Price......................  Outside Front Cover Page; Underwriting

       6.  Dilution.............................................  Dilution

       7.  Selling Security Holders.............................  Not Applicable

       8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriting

       9.  Description of Securities to be
             Registered.........................................  Description of Capital Stock; Dividend Policy; Shares
                                                                    Eligible for Future Sale

      10.  Interests of Named Experts
             and Counsel........................................  Not Applicable

      11.  Information with Respect to the
             Registrant.........................................  Outside Front Cover Page; Prospectus Summary; Risk
                                                                    Factors; Dividend Policy; Selected Financial Data;
                                                                    Management's Discussion and Analysis of Financial
                                                                    Condition and Results of Operations; Business;
                                                                    Certain Transactions; Principal Stockholders and
                                                                    Holdings of Management; Financial Statements

      12.  Disclosure of Commission Position on Indemnification
             for Securities Act
             Liabilities........................................  Not Applicable

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED JANUARY 16, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                2,000,000 SHARES

                             NATIONS FLOORING, INC.

                                  COMMON STOCK

    All of the shares of common stock, par value $.001 per share (the "Common Stock"), are being sold by Nations Flooring, Inc. (the "Company"). Prior to this offering (the "Offering"), there has been a limited public market for the Common Stock of the Company. See "Price Range of Common Stock." It is currently anticipated that the public offering price (the "Offering Price") will be between $6.00 and $8.00 per share. For a discussion of factors considered in determining the public offering price, see "Underwriting." Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "NFLI."

                            ------------------------

    THE COMMON STOCK OFFERED HEREBY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                             UNDERWRITING
                                                                             DISCOUNTS AND           PROCEEDS TO
                                                     PRICE TO PUBLIC        COMMISSIONS(1)            ISSUER(2)
Per Share.......................................            $                      $                      $
Total(3)........................................            $                      $                      $

(1) Does not reflect additional compensation to be received by the Underwriters in the form of: (i) a non-accountable expense allowance equal to $
    ($      if the over-allotment option is exercised in full); (ii) warrants granted by the Company to the Underwriters to purchase 200,000 shares of
    Common Stock at a price equal to $         per share (the "Underwriters'
    Warrants"). The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company, estimated at $450,000, excluding the Underwriters' non-accountable expense allowance. See "Underwriting."

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 300,000 additional shares of Common Stock, on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Issuer will be $         ,
    $         and $         , respectively. See "Underwriting."

    The shares of Common Stock are being offered by the Underwriters, on the terms and conditions set forth above, when, as and if delivered to and accepted by the Underwriters, subject to the rights of the Underwriters to reject any order in whole or part and certain other conditions. It is expected that delivery of the certificates will be made at the offices of Chatfield Dean & Co., 7935 E. Prentice Avenue, Suite 200, Greenwood Village, Colorado, on or
about       , 1997.

                              CHATFIELD DEAN & CO.

                  The date of this Prospectus is       , 1997.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this offering, reference is made to the Registration Statement, including the exhibits filed therewith, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549 and at the Commission's regional offices: in New York, Seven World Trade Center, 13th Floor, New York, New York 10048; and in Chicago, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such information can also be obtained on the internet at HTTP:// www.sec.gov. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the applicable document filed with the Commission.

    The Company is currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith is required to file reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices.

    The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion expressed thereon by the Company's independent certified public accountants.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION (INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. UNLESS OTHERWISE INDICATED, THE INFORMATION INCLUDED IN THIS PROSPECTUS ASSUMES (I) THE CONSUMMATION OF A MERGER (THE "MERGER") PURSUANT TO WHICH THE COMPANY WILL REINCORPORATE IN DELAWARE AND CHANGE ITS NAME TO "NATIONS FLOORING, INC.", (II) THE EFFECT OF A ONE-FOR-FOUR REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK EFFECTED PRIOR TO THE DATE OF THIS PROSPECTUS AND (III) THAT THE UNDERWRITER'S OVER-ALLOTMENT OPTION IS NOT EXERCISED. REFERENCES TO THE COMPANY HEREIN SHALL MEAN THE COMPANY, INCLUDING THE OPERATIONS OF NATIONS FLOORING, INC. AND ITS CONSOLIDATED SUBSIDIARIES, AND THE OPERATIONS OF THEIR PREDECESSORS, EXCEPT TO THE EXTENT THAT THE CONTEXT REQUIRES OTHERWISE.

                                  THE COMPANY

BUSINESS

    Nations Flooring, Inc. (the "Company") is engaged in the business of selling and installing floor coverings and selling wall coverings, window treatments and certain related products, primarily for the residential housing market. Currently, the Company is engaged in business in Las Vegas, Nevada, where its sales of $40.3 million in 1995 and $31.3 million for the first nine months of 1996 have made it the largest seller and installer of floor coverings in such market. The Company believes that its sales represent approximately 63% of the Las Vegas new home market and are approximately 3.5 times those of its nearest competitor. From its three facilities in Las Vegas, the Company sells approximately 72% of its products to the new home market to or through new homebuilders through its New Housing Division and approximately 28% of its products to the retail replacement market directly to individual homeowners through its Replacement Sales Division. New Housing Division sales are effected primarily to or through new home builders who offer purchasers a wide selection of basic grade floor coverings as part of the unit cost. Customers then visit the Company's new home design center and, with the assistance of one of the Company's design consultants, choose possible upgrades on floor coverings, in addition to purchasing wall coverings, window treatments and related products. The Company believes that its new retail design center located in Las Vegas will also enable it to continue to broaden its product lines and expand the sales of its Replacement Sales Division. The Company has also recently established a Commercial Division, which is its first entry into the commercial market, including multi-family, office, retail store and small hotel projects.

    The Company believes that the retail floor covering industry is highly fragmented, with no single floor covering retailer, including national and large regional chains, accounting for more than ten percent of the total market. Most floor covering retailers operate a single store generating less than $1 million in annual sales. The Company believes that small independent floor covering retailers face competitive disadvantages resulting from limited purchasing power, ineffective inventory control and inadequate resources for sales, marketing and store management. Accordingly, the Company believes that significant opportunities exist for floor covering retailers that can achieve cost advantages and operating efficiencies through selective acquisitions and internal growth.

    To take advantage of these opportunities the Company is pursuing a strategy of acquiring existing floor covering businesses that are dominant competitors in their regions and developing new stores in markets experiencing significant growth in population and homebuilding that do not have a dominant floor covering retailer. The Company is reviewing various markets throughout the United States to determine their desirability for expansion. The Company is also in the process of negotiating with acquisition candidates in some of those markets and believes it will be able to effect at least one such acquisition in early 1997. The Company also anticipates opening two new "big-box" facilities in Phoenix, Arizona in 1997 and is actively exploring the possibility of developing additional stores in other sites in the southwestern United States where the Company can expand its relationships with regional homebuilders. The planned

"big-box" facilities will have between 40,000 and 60,000 square feet per facility and will focus on retail sales of all product lines in a warehouse-type setting, as well as having a dedicated design center area. The Company believes that this format will enable it to quickly capture a significant market share by offering customers a pleasant shopping environment in which to fulfill all of their floor and wall covering and related needs on a cash-and-carry or next-day installed basis, although there can be no assurance as to the viability of this approach. See "Business--Strategy."

ORGANIZATIONAL HISTORY

    The Company was organized under the laws of Delaware on December 26, 1996 as a wholly-owned subsidiary of Ragar Corp., which was organized under the laws of the State of New York on July 14, 1988. Prior to the date of this Prospectus, Ragar Corp. will merge into the Company, which was organized solely for the purpose of effecting the Merger. The directors and executive officers of the Company are the directors and executive officers of Ragar Corp. before the Merger.

    Ragar Corp. had no substantial operations prior to the acquisition of Carpet Barn Holdings, Inc. ("CBH"). Ragar Corp. was organized to seek out a suitable business for acquisition or merger and completed an initial public offering of common stock, par value $.001 per share on January 9, 1990. On June 2, 1995, Ragar Corp. acquired all of the common stock of CBH in exchange (the "Exchange") for the issuance to the holders of common stock of CBH of an aggregate of 3,304,437 shares of Ragar common stock, pursuant to an Agreement and Plan of Exchange, dated as of June 1, 1995 (the "Exchange Agreement"), among Ragar Corp., CBH and the CBH stockholders. CBH, which was organized under the laws of the State of Delaware on May 26, 1995, and its wholly-owned subsidiary, Carpet Barn, Inc. ("CBI"), a Delaware corporation organized on January 9, 1995, were formed for the purpose of acquiring the assets and operations of Carpet Barn, Inc., a Nevada corporation ("Carpet Barn" or the "Predecessor Business"), a retail carpet sales and installation business located in Las Vegas, Nevada. Concurrently with completing the Exchange, the Company completed the acquisition (the "Acquisition") of substantially all of the assets of Carpet Barn pursuant to that certain Asset Purchase Agreement, dated as of June 1, 1995 (the "Purchase Agreement"), between CBI and Carpet Barn. The current directors and executive officers of the Company replaced the prior directors and executive officers of the Company in connection with the Exchange.

    The Company's principal executive offices are located at 100 Maiden Lane, New York, New York 10038 and its telephone number is (212) 898-8888.

                                  THE OFFERING

Common Stock offered................  2,000,000 shares
Common Stock to be outstanding after
  the Offering(1)...................  5,642,397 shares

Use of Proceeds.....................  The Company intends to apply the net proceeds received by it in the Offering for the partial
                                        repayment of the Company's bank indebtedness, to
                                        redeem the outstanding preferred stock issued by
                                        CBH, to repay amounts advanced by Branin
                                        Investments, Inc., an affiliate of the Company, and
                                        for general corporate and working capital
                                        requirements. See "Use of Proceeds," "Management's
                                        Discussion and Analysis of Financial Condition and
                                        Results of Operations--Liquidity and Capital
                                        Resources" and "Certain Transactions."

Risk Factors........................  The Common Stock offered hereby is speculative and involves a high degree of risk, including such
                                        factors as the Company's capital requirements for
                                        its growth strategy, leverage, dependence on
                                        certain suppliers and manufacturers, dependence on
                                        customers, lack of geographical diversity,
                                        competition and other factors. See "Risk Factors."
Proposed Nasdaq National Market
  Symbol............................  "NFLI"

------------------------

(1) Does not include (i) 1,250,000 shares of Common Stock reserved for issuance
    upon the exercise of employee stock options, of which       shares are
    subject to options to be granted at the Offering Price upon completion of the Offering, under the Company's 1997 Stock Option Plan (the "Option Plan") and (ii) 200,000 shares of Common Stock issuable upon the exercise of the Underwriters' Warrants. See "Management--1997 Stock Option Plan" and "Underwriting."

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INCLUDE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL OPERATIONS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                         SUMMARY FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The summary financial information presented below has been derived from the financial statements of the Company and the Predecessor Business. This information should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus. The results of operations of the Company are not comparable to those of the Predecessor Business, due primarily to the amortization of intangible assets and interest expense on the debt incurred in connection with the Acquisition. In addition, certain information below is not shown for the Predecessor Business where such information would not present a meaningful comparison. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                     NATIONS FLOORING, INC.
                                                                                                    ------------------------
                                                           PREDECESSOR BUSINESS                                   PRO FORMA
                                         ---------------------------------------------------------                   FOR
                                                                                         PERIOD       PERIOD     YEAR ENDED
                                                   YEAR ENDED DECEMBER 31,                ENDED        ENDED      DECEMBER
                                         --------------------------------------------    JUNE 1,     DECEMBER        31,
                                            1991        1992       1993       1994       1995(1)    31, 1995(2)    1995(3)
                                         -----------  ---------  ---------  ---------  -----------  -----------  -----------
                                         (UNAUDITED)                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales..............................   $  26,892   $  28,994  $  34,530  $  42,507   $  16,363    $  23,980    $  40,343
Gross margin...........................       7,297       8,167      9,598     10,958       5,031        6,126       11,156
Income from operations.................         763       1,375      1,096      5,548       3,724        2,109        5,366
Net income.............................         837         925      1,114      4,888       3,737          489        1,997
Net income per common share(4).........                                                                   0.08         0.45
Supplemental net income per common
  share(7).............................                                                                   0.11         0.40
Weighted average common shares
  outstanding(4).......................                                                              3,645,791    3,639,732
Pro forma income tax effect(5).........         284         315        379      1,662       1,271
Pro forma net income after taxes(5)....         553         610        735      3,226       2,466


                                          DECEMBER
                                          31, 1995
                                         -----------
BALANCE SHEET DATA:(6)
Working capital (deficit)..............   $  (3,757)
Total assets...........................      24,084
Long-term debt and capital lease
  obligations, less current
  maturities...........................       8,812
Stockholders' equity...................       6,487

------------------------
(1) Information is presented for the Predecessor Business for the period from January 1, 1995 through June 1, 1995, the date of the Acquisition, which was accounted for as a reverse acquisition of the Company by CBH.
(2) Information is presented for the Company for the period from June 2, 1995 through December 31, 1995, due to the Acquisition.
(3) Gives effect to the Acquisition and the Financing (as defined herein) as if such transactions had occurred on January 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and the Financial Statements.
(4) The weighted average common shares outstanding and net income per common share for the Predecessor Business are not presented as they are not comparable to those of the Company.
(5) The Predecessor Business was taxed as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, (the "Code") so that in lieu of payment of income taxes at the corporate level the stockholders individually reported their pro rata share of the Predecessor Business' items of income, deduction, loss and credit. Pro forma income tax has been computed at an assumed rate of 34%.
(6) The December 31, 1994 balance sheet data are not presented as they are not comparable to those of the Company because the Predecessor Business had a substantially different capital structure and virtually no intangible assets.
(7) Supplemental net income per common share has been calculated using the number of shares used to calculate net income per common share plus 1,018,930 shares which would be required to be issued to repay $6,190,000 of the indebtedness outstanding with First Source Financial, LLP, plus 767,078 shares which would be required to be issued to redeem $4,660,000 of preferred stock issued by CBH. See "Use of Proceeds" and Note 1 of the Notes to the Financial Statements.

                                                            NATIONS
                                                           FLOORING,                       NATIONS
                                           PREDECESSOR       INC.        PRO FORMA     FLOORING, INC.
                                            BUSINESS        JUNE 2,       NINE(1)        NINE MONTHS
                                         JANUARY 1, 1995    1995 TO     MONTHS ENDED        ENDED
                                               TO          SEPTEMBER   SEPTEMBER 30,    SEPTEMBER 30,
                                          JUNE 1, 1995     30, 1995         1995            1996
                                         ---------------  -----------  --------------  ---------------
                                                          (UNAUDITED)   (UNAUDITED)      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales..................................       $16,363        $13,526        $29,889         $31,303
Gross margin...........................         5,031          3,393          8,424           8,506
Selling, general and administrative....         1,293          1,799          3,134           5,359
Amortization and depreciation..........            14            372            831             902
Income from operations.................         3,724          1,222          4,459           2,245
Other income (expense).................            13           (585 )       (1,308  )       (1,135   )
Income taxes...........................       --                 219          1,074             382
Net income.............................         3,737            418          2,077             728
Net income per common share(2).........                         0.09           0.50            0.09
Supplemental net income per common
  share(5).............................                                                        0.13
Weighted average common shares
  outstanding(2).......................                    3,631,250      3,631,250       3,752,108


                                                                             SEPTEMBER 30, 1996
                                                                       -------------------------------
                                                                           ACTUAL      AS ADJUSTED(4)
                                                                       --------------  ---------------
                                                                        (UNAUDITED)      (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)..............

                                                                         $  (10,741)         (3,251)
Notes payable and credit facility(3)...

                                                                             12,503           6,313
Total assets...........................

                                                                             23,677          24,400
Long-term debt and capital lease
  obligations, less current
  maturities...........................

                                                                                100             100
Stockholders' equity...................

                                                                              7,346          14,559

------------------------

(1) Gives effect to the Acquisition and the Financing (as defined herein) as if such transactions had occurred on January 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources" and the Financial Statements.

(2) The weighted average common shares outstanding and net income per common share for the Predecessor Business are not presented as they are not comparable to those of the Company.

(3) Notes payable and credit facility are classified as current liabilities at September 30, 1996. See "Risk Factors-- Leverage and Credit Agreement Defaults" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(4) Gives effect to the net proceeds of this Offering. See "Use of Proceeds."

(5) Supplemental net income per common share has been calculated using the number of shares used to calculate net income per common share plus 1,018,930 shares which would be required to be issued to repay $6,190,000 of the indebtedness outstanding with First Source Financial, LLP, plus 767,078 shares which would be required to be issued to redeem $4,660,000 of preferred stock issued by CBH. See "Use of Proceeds" and Note 1 of the Notes to the Financial Statements.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK BEING OFFERED HEREBY.

GROWTH STRATEGY

    The Company is subject to various risks associated with its growth strategy. To take advantage of the opportunities presented by the consolidation trend in the floor covering industry the Company is pursuing a two-pronged growth strategy. In markets in which the Company will pursue growth through acquisition, the Company will seek to acquire existing floor covering businesses that are dominant competitors in their region. In other selected markets, where there is no dominant floor covering retailer and the Company believes it could expand its strong relationships with regional homebuilders, the Company will pursue growth through the development of new facilities. The Company's growth strategy involves several risks, including the risk that the Company will be unable to identify suitable acquisition candidates or to integrate and manage them effectively once acquired. The Company's success will depend on such factors as the difficulties, complications and delays frequently encountered in connection with the acquisition or development of a new business, including, but not limited to, competition, the need to develop and expand customer support capabilities and market expertise, market acceptance and additional sales and marketing expense. The Company's future operating results will depend significantly upon its ability to successfully open and operate new stores and acquire and integrate floor covering retailers. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. The Company has not determined the funding requirements of its growth strategies. Limited capital resources exist currently for such strategies and the proceeds of this Offering are not expected to provide material resources for this purpose. There can be no assurance that the Company will be able to expand its market presence in its current locations or successfully enter other markets or that any such expansion will be profitable or as profitable as existing operations. If the Company's management is unable to manage growth effectively, its business, results of operations and financial condition could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Management-- Directors and Executive Officers" and "--Key Employees."

LEVERAGE AND CREDIT AGREEMENT DEFAULTS

    The Company is highly leveraged and is subject to the risks associated with a highly leveraged company. The Company's ratio of indebtedness for borrowed money to stockholders' equity at September 30, 1996 was 1.7:1. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing business can be obtained. The Company incurred significant indebtedness in connection with the Acquisition pursuant to a credit facility (the "Credit Agreement") with First Source Financial, LLP ("First Source"). The Company currently depends on the Credit Agreement for its working capital needs. The Company is in violation of certain financial covenants under the credit facility and there can be no assurance that First Source will continue to advance funds under the facility or that it will continue to refrain from accelerating the debt. The Company anticipates repaying a portion of its indebtedness to First Source out of the net proceeds of the Offering and is in discussions with other lenders to provide another credit facility although there can be no assurance as to the timing or terms of any such alternative financing. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

CAPITAL REQUIREMENTS

    The Company's growth strategy will require significant capital resources. The Company's future capital requirements will also depend on many other factors, including cash flow from operations, competing market developments and the Company's ability to market its products and services successfully. Capital is needed not only for acquisitions, but also for the effective integration, operation and expansion of such businesses once acquired, as well as for the operation and expansion of the Company's newly developed facilities. Moreover, although the Company funded all of the initial capital costs of developing its two new Las Vegas facilities with monies provided by suppliers, and anticipates that the capital costs for additional new facilities will be provided in part by suppliers, based in each case on expected sales of their products, there can be no assurance that such funds will be available or will be adequate for this purpose. In addition, the inventory and other costs associated with opening "big-box" facilities are substantially higher than those for the stores opened in Las Vegas. Accordingly, while the Offering may provide a small amount of capital needed to pursue its aggressive growth and acquisition strategy, the Company will need to raise additional capital through the issuance of long-term or short-term indebtedness or the issuance of its equity securities in private or public transactions, which could result in dilution of existing equity positions, increased interest and amortization expense, or decreased income to fund future expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON SUPPLIERS AND MANUFACTURERS

    The Company relies primarily on several independent high volume carpet manufacturers for the production of its floor coverings, including Shaw Industries, Inc. ("Shaw"), Mohawk Industries, Alladin Mills, Inc. and Tuftex (a division of Queen Carpet Corp.). During the nine months ended September 30, 1996, the Company's top six suppliers accounted for $12,675,000 or 81.2% of the Company's floor covering purchases. Although these manufacturers have been reliable, high-quality producers, there can be no assurance that in the future these manufacturers will be willing or able to meet the Company's requirements on a timely basis or that their pricing policies will remain competitive. Furthermore, certain of these suppliers and manufacturers have recently entered the retail and/or commercial market and will compete, directly or indirectly, with the Company. See "Business --Suppliers" and "--Competition."

ABSENCE OF SIGNIFICANT AMOUNTS OF INVENTORY

    The Company has to date operated with very little inventory, relying instead on its ability to obtain deliveries from manufacturers on the date of scheduled installation of the carpeting or other floor covering, which has kept the Company's inventory and warehousing costs low. The Company's policy of next-day installation on purchases in the Las Vegas market is dependent on its ability to schedule next-day "cut and drop" product deliveries from its suppliers, since it currently maintains very low inventory levels. To date the Company's suppliers have been able to satisfy its delivery requirements with overnight shipments from distribution centers maintained by such suppliers primarily in California, and the Company believes that, because of the volume of its purchases, it can continue to operate in Las Vegas and certain other markets on this basis. However, there can be no assurance in this regard, and any significant failure of suppliers to make timely deliveries would adversely affect the Company's reputation among customers and would have material adverse effects on the Company's business. See "Business--Strategy."

DEPENDENCE ON AND RELATIONSHIP WITH CUSTOMERS

    The Company's top five customers, located primarily within Clark County, Nevada, accounted for approximately 35%, 37%, 31% and 36% of the Company's net sales in 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. The Company has retained the majority of its pre-Acquisition customers, including all of its top 20 pre-Acquisition customers. By remaining competitive on prices and service, the Company has been successful in retaining these customers and attracting new customers, despite the fact that certain members of management of the Predecessor Business did not remain with the Company. However, there can be no assurance that in the future, these customers will continue to do business with the Company. Loss of any major customer or a material reduction in sales attributable to a major customer would have a material adverse effect upon the Company.

LIMITED EXPERIENCE OF EXECUTIVE OFFICERS WITH FLOOR COVERING BUSINESS

    Prior to June 2, 1995, the Company was a development stage enterprise and its primary activities were limited to locating an acceptable acquisition candidate. On June 2, 1995, the Company consummated the Acquisition. Accordingly, the Company and its executive officers, other than the Chief Operating Officer of CBI have been involved in the carpet business only since the Acquisition in June 1995. To date, the Company has not completed any further acquisitions of floor covering retailers.

DEPENDENCE ON KEY OPERATING PERSONNEL

    The success of the Company is largely dependent on the skills, experience and efforts of its operating management. These managers include the persons in charge of the Company's existing retail operations in Las Vegas and the planned Phoenix, Arizona facilities, the Company's design center and the working relationships with homebuilders and carpet installers. The Company maintains key man life insurance policies on Philip Herman, Steve Chesin and Alan Ember in the amount of $1 million each. The loss of the services of any of the members of the Company's operating management could have a material adverse effect on the Company's business and prospects. Competition for such personnel is intense. While certain of these employees have employment agreements with the Company, there can be no assurance that the Company will be successful in retaining such personnel. The Company believes that its future success will also depend in part upon its ability to attract, retain and motivate additional qualified personnel. There can be no assurance that such personnel will be available to the Company. See "Management--Key Employees."

CONFLICTS OF INTEREST

    The Company has engaged in various transactions with persons or entities affiliated with the Company. A significant number of these transactions have been with Branin Investments, Inc. ("Branin"), a company of which Philip Herman, the Company's Chairman of the Board and President, was president and which is currently controlled by Facundo Bacardi, a director and significant stockholder of the Company. Rather than employing Company personnel to provide executive management- and acquisition-related services, the Company in the past utilized the services of Branin, a merchant banking company engaged primarily in arranging acquisitions and financing of business entities, in exchange for the payment of certain consulting and similar fees. These fees include a fee, payable upon consummation of the Offering, of approximately $650,000 for its role as advisor to the Company in obtaining certain financing for the Acquisition. Branin has agreed to waive this amount in exchange for increasing its management consulting fee to $20,000 per month upon completion of the Offering. Branin currently receives fees in the amount of $10,000 per month (reduced from $40,000 per month (which included a $5,000 per month payment to PAH Marketing, Inc., another entity controlled by Mr. Herman) prior to September 1, 1996) for management consulting services it provides the Company. Furthermore, as of January 1, 1997 Branin had advanced $419,400 to the Company to pay dividends to the preferred stockholders of CBH. There are no specific repayment terms for this advance. However, approximately $300,000 is expected to be repaid out of the proceeds of the Offering. In addition, C.B. Realty, Inc., which is owned by four stockholders of the Company, including a son of Mr. Herman, owns the property previously owned by Carpet Barn and leases such property to the Company. In connection with its acquisition of the property, C.B. Realty, Inc., borrowed $288,000 from the Company, payable over three years with interest at 10% per annum. The balance remaining unpaid on such loan as of January 1, 1997 was approximately $214,000. The Company has appointed a committee of independent directors which must approve any related party transaction involving Mr. Herman or any other related party. See "Use of Proceeds," "Management's Discussion and

Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Management," "Certain Transactions" and "Principal Stockholders and Holdings of Management."

CONTROL OF THE COMPANY

    The Company's directors and executive officers currently own beneficially approximately 69.5% of the outstanding shares of Common Stock and will continue to beneficially own 54.5% following the Offering. Since there are no cumulative voting rights provided for in the Company's Certificate of Incorporation, these persons are in a position to effectively control the election of the members of the Board of Directors, control most corporate actions, including the merger or sale of the Company or its assets, generally direct the affairs of the Company and prevent a change in control of the Company. Pursuant to the Credit Agreement, the officers and directors of the Company must continue to hold a majority of the Company's outstanding shares. Furthermore, the shares held by the Company's directors and officers are held in a voting trust (the "Voting Trust") with Philip Herman as sole trustee. The Voting Trust will expire at the earlier of (i) May 30, 2005 or (ii) upon repayment of all outstanding obligations to First Source under the Credit Agreement. See "Principal Stockholders and Holdings of Management."

HIGHLY COMPETITIVE BUSINESS

    The floor covering market is extremely competitive. While the Company is currently the dominant firm in the Las Vegas floor covering market, there is a potential for new entrants seeking to penetrate the Company's market share. Outside the Las Vegas market, the Company's primary competitors offer substantially similar services as the Company, and some may have greater market recognition and greater financial, technical, marketing and human resources than the Company. Shaw, a company with significantly greater capital resources than the Company, is the Company's greatest potential competitor and one of the Company's primary suppliers. Shaw is both a manufacturer and, through recent acquisitions, a significant retailer in the carpet and floor covering industry. To date, Shaw has not entered the Las Vegas or Phoenix markets, but in the future may enter Las Vegas or Phoenix or other markets where the Company may establish a presence. There can be no assurance that the Company will be able to compete successfully against existing companies or any new entrants to the marketplace. See "Business--Competition."

CYCLICAL NATURE OF FLOOR COVERING INDUSTRY; SINGLE MARKET

    The retail floor covering industry historically has been cyclical and the overall levels of sales are influenced by a number of factors, including consumer behavior and confidence in spending for durable goods, the level of personal discretionary spending, interest rates, turnover in housing, the condition of the residential and commercial construction industries (including new housing starts and level of commercial construction) and the overall strength of the economy. During cyclical economic downturns, which adversely affect interest rates, housing turnover and residential and commercial construction, the industry can be expected to experience a general decline in sales and profitability, and such decline may be greater than the decline experienced by the economy generally. A prolonged economic downturn would have a material adverse effect on the Company.

    Currently, approximately 72% of the Company's sales are through its New Housing Division and 28% of sales are through its Replacement Sales Division. The Company's performance will be dependent to a significant extent upon the levels of new residential construction, residential replacement and remodeling spending and non-residential construction, all of which are affected by such factors as interest rates, inflation and employment. The level of new residential construction in Clark Country, Nevada, the Company's sole current market, declined in the year ended December 31, 1995, as compared to the prior year. Declines in new residential and non-residential construction and remodeling activity may have a materially adverse effect on the Company's financial condition and results of operations. The Company is currently pursuing the establishment of retail facilities in the Phoenix, Arizona market area in early 1997.

However, there can be no assurance that the Company will be able to establish a facility in such market, or, if established, what its prospects will be. See "Business."

RISKS GENERALLY ASSOCIATED WITH RETAILING

    The Company is a specialty retailer of floor covering, primarily to or through new home builders. As such, the Company is subject to various business risks generally associated with the retailing industry. Such risks include changes in consumer tastes, spending habits, national, regional or local economic conditions and population and traffic patterns, any of which could adversely affect the Company's future sales, expenses and profitability. There can be no assurance that the Company will be able to successfully anticipate and respond to changing conditions affecting consumer acceptance of its merchandise. See "Business."

NEVADA DEPARTMENT OF EMPLOYMENT, TRAINING AND REHABILITATION DETERMINATION

    On September 5, 1996, the Nevada Department of Employment, Training and Rehabilitation notified the Company that it had made a determination that the Company had failed to pay unemployment taxes with respect to certain floor covering installers. The Company believes, based in part on a prior determination by such Department classifying the Predecessor Business's installers as independent contractors, that these installers are not employees of the Company and the Company is not subject to these payments. Many, though not all, of the Company's competitors also treat installers working under similar arrangements as independent contractors. If the Company does not prevail in this regard, it may be required to make payments to compensate for not paying these taxes in the past and may also be subject to future payment of these taxes for these installers, which would minimally decrease the Company's gross margins. A more substantial cost would be incurred by the Company if the installers were to be regarded as employees of the Company for Federal withholding purposes. To date, there has been no indication that the Federal government intends to require the Company to treat these installers as employees of the Company. However, there can be no assurance that the Federal government will not pursue such action in the future.

TERMINATION OF MARK SZPORKA

    The employment of Mark Szporka, as the Company's Chief Financial Officer, was terminated by the Company in August 1996. In connection with such termination and pursuant to the terms of Mr. Szporka's employment agreement, the Company has repurchased 145,250 shares of Common Stock from Mr. Szporka for the aggregate amount of $5,810, an amount established in such employment agreement. These shares had been placed in escrow at the completion of the Acquisition in June 1995 and would have been released to Mr. Szporka if the Company had met certain operating targets set out in his employment agreement. Mr. Szporka has commenced a suit against the Company alleging wrongful and unlawful termination. The Company believes it has meritorious defenses to such allegations and intends to defend the matter vigorously. To the extent this action is unfavorably resolved it could have a materially adverse effect on the financial condition of the Company. See "Management--Employment Agreements."

INDOOR AIR QUALITY

    The effect of carpeting and other floor covering products on indoor air quality has been the subject of debate in recent years. Although there is some question within the industry as to whether emissions from carpeting pose a health hazard, there can be no assurance that researchers will not detect hazardous levels of emissions from carpeting. The discovery of adverse health effects resulting from carpeting, or the public perception thereof, could have a material adverse effect on the Company's operations.

MANAGEMENT INFORMATION SYSTEMS

    The Company is currently completing the implementation of computerized management information systems. Since the Acquisition, the Company has spent approximately $170,000 implementing and upgrading management information systems. The Company believes the systems in place at the time of the Acquisition were inadequate and that the new management information systems adequately meet its current management and reporting needs. However, if the Company successfully implements its growth strategy, there can be no assurance that the new management information systems will be adequate to meet its needs in new markets. If the system is not sufficient for the Company's future needs, the Company will be required to expend additional resources to upgrade the system and may experience delays, increased costs and other inefficiencies as a result of any such inadequacy.

NO ANTICIPATED DIVIDENDS

    The Company has not previously paid any dividends on its Common Stock and for the foreseeable future intends to continue its policy of retaining any earnings to finance the development and expansion of its business. Furthermore, pursuant to the Credit Agreement, CBH and CBI are prohibited from declaring dividends or making other distributions on their capital stock, with certain exceptions. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

DILUTION

    Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution in net tangible book value per share of the Common Stock from the Offering Price. See "Dilution."

AUTHORIZATION OF PREFERRED STOCK

    The Company's certificate of incorporation authorizes the issuance of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company that might be considered desirable by stockholders. Although the Company has no current intention of issuing any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. The preferred stock reflected in the Company's balance sheet is CBH preferred stock, which for accounting purposes, is treated as preferred stock of the Company. The Company must redeem the CBH preferred stock upon the consummation of the Offering. See "Description of Securities--Preferred Stock."

NO ASSURANCE OF PUBLIC MARKET; VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been a limited public trading market for the Common Stock. The Common Stock has been traded in the over-the-counter market on the "electronic bulletin board" since September 1995. There can be no assurance that a regular trading market for the Common Stock will develop after the Offering or that, if developed, it will be sustained. In addition, there has been significant volatility in the market price of securities of emerging companies that often have been unrelated to the operating performance of such companies and there can be no assurance that the market price will not decline below the Offering Price herein. The Company believes that factors such as failure to meet securities analysts' performance expectations and quarterly variations in financial results could cause the market price of the Common Stock to fluctuate substantially. These market fluctuations may adversely affect the price of and market for the Common Stock. Assuming the Company's acceptance for trading on the Nasdaq National Market, Chatfield Dean & Co., as representative of the Underwriters (the "Representative") may from time to time following the completion of this Offering act as a market-maker and otherwise effect transactions in the Common Stock of the Company. The Representative is not legally obligated by law or by contract to continue such trading, which may be discontinued at any time. Any such cessation could have a material adverse effect upon the price and liquidity of the Common Stock of the Company. The Representative is subject to the supervision of various governmental and self-regulatory organizations as well as certain capital requirements. Such regulatory authorities periodically investigate and audit the activities of broker-dealers, such as the Representative. In the event the Representative is required to curtail or cease operations as a result of administrative actions instituted by the regulatory authorities or because of lack of capital, the price and liquidity of the Common Stock may be affected by the reduced participation or complete absence of such Representative from the market. See "Price Range of Common Stock" and "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

    The shares sold in the Offering (other than shares which may be purchased by "affiliates" of the Company) will be freely tradeable without restriction or further registration under the Securities Act. In addition, 13,750 shares, including the 12,500 shares sold by the Company in its initial public offering in 1990, are freely tradeable without restriction or further registration under the Securities Act. Approximately 276,750 additional shares are available for
immediate sale under Rule 144. The holders of       of these shares available
for immediate sale under Rule 144 have agreed not to sell such shares prior to without the consent of the Underwriters and the Company. The Company has granted certain registration rights to these stockholders. In addition, 1,360,668 shares will become eligible for sale pursuant to Rule 144 in June 1997, and 36,313 shares will become so eligible in August, 1997. Moreover, holders of an additional 62,590 shares which would become eligible for sale in November 1997 and May 1998 pursuant to Rule 144 have agreed not to sell such
shares until       , and the Company has granted these stockholders certain
registration rights. The 1,892,328 remaining shares of Common Stock are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 and Rule 144A thereunder. No predictions can be made as to the effect, if any, that market sales of shares of existing stockholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of the Common Stock after the offering could be adversely affected by future sales of substantial amounts of Common Stock by existing stockholders. See "Certain Transactions," "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

    The aggregate net proceeds from the sale of the shares of Common Stock being offered by the Company in the Offering, after deducting estimated offering expenses and underwriting discounts and commissions, will be approximately $12.2 million (approximately $14.0 million if the Underwriter's over-allotment option is exercised in full), assuming a public Offering Price of $7.00 per share, the mid-point of the estimated range of the public Offering Price.

    Approximately $6.2 million of the net proceeds to the Company will be used to repay a portion of the indebtedness outstanding under its revolving credit facility with First Source, which bears interest at the base rate of First National Bank of Chicago from time to time in effect plus 2.25% per annum (currently 10.5% per annum) and has a final maturity date of May 31,1999. Approximately $4,660,000 of the net proceeds will be used to redeem all of the preferred stock issued by CBH. Approximately $300,000 of the net proceeds will be used to repay amounts advanced by Branin. Remaining net proceeds will be allocated to general corporate and working capital purposes. Net proceeds received by the Company as a result of the over-allotment option by the Underwriters will be added to the Company's working capital. Pending such uses, the Company will invest the proceeds in interest bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

                          PRICE RANGE OF COMMON STOCK

    The Common Stock has been quoted on the "electronic bulletin board" operated by the NASD under the symbol "RAGC" since September 1995. The following table sets forth, for the periods indicated, the high and low bid prices before and after adjustment for the one-for-four reverse stock split, of the Common Stock as reported on the "electronic bulletin board" operated by the NASD. Such over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. In connection with the Offering, application is being made to have the Company's Common Stock listed on the Nasdaq National Market under the symbol "NFLI."

                                                                                        ACTUAL            AS ADJUSTED(1)
                                                                                 --------------------  --------------------
                                                                                   HIGH        LOW       HIGH        LOW
                                                                                 ---------  ---------  ---------  ---------
Fiscal Year 1997:

First Quarter (through January 9, 1997)........................................  $    3.25  $    2.25  $   13.00  $    9.00

Fiscal Year 1996:

First Quarter..................................................................       5.25       4.00      21.00      16.00
Second Quarter.................................................................       5.25       3.00      21.00      12.00
Third Quarter..................................................................       3.75       2.25      15.00       9.00
Fourth Quarter.................................................................       3.75       2.25      15.00       9.00

Fiscal Year 1995:

Third Quarter..................................................................       3.00       3.00      12.00      12.00
Fourth Quarter.................................................................       4.75       3.00      19.00      12.00

------------------------

(1) Adjustments reflect the arithmetical effect of the one-for-four reverse stock split. The actual adjustments that would have occurred to the prices for a share of the Common Stock as a result of the one-for-four reverse stock split cannot be calculated, and "as adjusted" prices are not intended to imply that the one-for-four reverse stock split will effect a proportionate adjustment in the price of the Common Stock.

    As of December 31, 1996, there were approximately 368 record holders of the Common Stock. The last sale price of the Common Stock on December 31, 1996 was $2.75 ($11.00 as adjusted) per share as reported by the Automated Confirmation Transaction Service.

                                DIVIDEND POLICY

    The Company has not paid any dividends on its Common Stock to date. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, its capital requirements and financial condition. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not expect to declare or pay any dividends in the foreseeable future. In addition, pursuant to the Company's Credit Agreement with First Source, CBH and CBI are prohibited from declaring dividends or making other distributions on their capital stock, provided that CBI may pay dividends needed in order to permit (i) the payment by CBH of dividends on its preferred stock, so long as (A) no default exists under the Credit Agreement and (B) CBI's net worth (after giving effect to such payment) is at least equal to its net worth on June 2, 1995 and (ii) the redemption by CBH of its preferred stock, so long as (A) no default exists under the Credit Agreement and (B) CBI's net worth (after giving effect to such payment) is at least $7,000,000. In conjunction with a covenant waiver obtained from First Source, the Company agreed to limit certain payments with respect to outstanding securities of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    DILUTION

    The net tangible book value (deficit) of the Common Stock at September 30, 1996 was $(10,394,895) or $(2.85) per share. After giving effect to the sale of 2,000,000 shares of Common Stock in the Offering (after deductions of estimated offering expenses and underwriting discounts and commissions) the pro forma net tangible book value (deficit) at September 30, 1996 would have been $(2,904,895) or $(0.51) per share. This represents an immediate increase in net tangible book value of $2.34 per share to existing stockholders and an immediate dilution of net tangible book value of $7.51 per share to new investors purchasing shares in the Offering.

    The following table illustrates the per share dilution:

Assumed Offering Price per share............................             $    7.00
    Net tangible book value (deficit) per share before the
      Offering..............................................  $   (2.85)
    Increase per share attributable to new investors........       2.34
                                                              ---------
Pro forma net tangible book value (deficit) per share after
  the Offering (1)..........................................                 (0.51)
                                                                         ---------
Dilution per share to new investors (2).....................                  7.51
                                                                         ---------
                                                                         ---------

    The following table sets forth for existing stockholders and for new investors the number and percentage of total outstanding shares of Common Stock purchased, the total consideration and percentage of total consideration paid to the Company, and the average price per share paid:

                                                            SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                                         -----------------------  --------------------------     PRICE
                                                           NUMBER      PERCENT       AMOUNT        PERCENT     PER SHARE
                                                         ----------  -----------  -------------  -----------  -----------
Existing Stockholders..................................   3,787,647        65.4%  $   3,522,285        20.1%   $    0.93
New Investors..........................................   2,000,000        34.6%     14,000,000        79.9%        7.00
                                                         ----------       -----   -------------       -----
      Total............................................   5,787,647       100.0%  $  17,522,285       100.0%
                                                         ----------       -----   -------------       -----
                                                         ----------       -----   -------------       -----

    The foregoing table does not reflect the impact of (i) 1,250,000 shares of Common Stock reserved for issuance upon the exercise of employee stock options,
of which       shares are subject to options to be granted at the Offering Price upon completion of the Offering, under the Option Plan, (ii) the Underwriters'
Warrants to purchase 200,000 shares of Common Stock at $         per share or
(iii) the exercise of the Underwriters' over-allotment option. See "Management--1996 Stock Option Plan" and "Underwriting."

------------------------

(1) Net tangible book value (deficit) per share is determined by dividing the net tangible book value (deficit) of the Company (tangible assets less liabilities) by the number of shares of Common Stock outstanding after giving effect to the redemption of the preferred stock issued by CBH and repayment of indebtedness outstanding under the Company's revolving credit facility.

(2) Dilution is determined by subtracting pro forma net tangible book value (deficit) per share after the Offering from the assumed $7.00 price per share.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at (i) September 30, 1996 and (ii) as adjusted to give effect to the sale of 2,000,000 shares of Common Stock by the Company in the Offering, assuming an Offering Price of $7.00 per share, the mid-point of the estimated range, after deducting estimated offering expenses and underwriting discounts, and the anticipated application by the Company of the net proceeds received by it. See "Use of Proceeds."

                                                                                           AT SEPTEMBER 30, 1996
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(3)
                                                                                         ---------  --------------

                                                                                              (IN THOUSANDS)
Notes payable and credit facility......................................................  $  12,503    $    6,313
Long term debt, less current maturities................................................        100           100
Stockholders' equity:
Preferred stock(1), $.01 par value ($1,000 stated value), 12% cumulative; 5,500 shares
  authorized; 4,660 shares issued, 0 shares as adjusted................................      4,660        --
Discount on preferred stock............................................................     (1,446)       --
Common Stock, $.001 par value; 20,000,000 shares authorized; 3,787,647 shares issued
  and outstanding; 5,787,647 shares as adjusted(2).....................................          4             6
Additional paid-in capital.............................................................      3,518        14,220
Less cost of treasury stock (145,250) shares...........................................         (6)           (6)
Retained earnings......................................................................        616           339
                                                                                         ---------       -------
Total stockholders' equity.............................................................      7,346        14,559
                                                                                         ---------       -------
Total capitalization...................................................................     19,949        20,972
                                                                                         ---------       -------
                                                                                         ---------       -------

------------------------

(1) Because the Acquisition was accounted for as a reverse acquisition, the preferred stock of CBH is presented herein as preferred stock of the Company. See the Financial Statements and the Notes thereto included elsewhere in this Prospectus.

(2) Does not include (i) 1,250,000 shares of Common Stock reserved for issuance
    upon exercise of employee stock options, of which       shares are subject
    to options to be granted at the Offering Price upon completion of the Offering, under the Option Plan and (ii) 200,000 shares of Common Stock reserved for issuance upon exercise of the Underwriters' Warrants. See "Management--1997 Stock Option Plan" and "Underwriting."

(3) Gives effect to the net proceeds of the Offering.

                            SELECTED FINANCIAL DATA

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The selected financial data presented below have been derived from the financial statements of the Company and the Predecessor Business and are qualified by reference to, and should be read in conjunction with, the Financial Statements and the Notes thereto included elsewhere in this Prospectus. The financial statements of Nations Flooring, Inc. and Subsidiaries as of December 31, 1995 and for the period from June 2, 1995 (commencement of operations) through December 31, 1995, together with the report thereon of McGladrey & Pullen, LLP, independent public accountants, are included elsewhere in this Prospectus. The financial statements of Carpet Barn as of December 31, 1994 and for the period from January 1, 1995 through June 1, 1995 and for the years ended December 31, 1994 and 1993, together with the report thereon of McGladrey & Pullen, LLP, independent public accountants, are included elsewhere in this Prospectus. The selected historical financial data for the nine month periods ended September 30, 1996 and 1995 have been derived from unaudited consolidated financial statements and include, in the opinion of management, all normal recurring adjustments necessary to present fairly the data for such periods. The operating results for the nine-month period is not necessarily indicative of the results that may be expected for a full year. The results of operations of the Company are not comparable to those of the Predecessor Business, due primarily to the amortization of intangible assets and interest expense on the debt incurred in connection with the Acquisition. In addition, certain information below is not shown for the Predecessor Business where such information would not present a meaningful comparison. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                  NATIONS
                                                                                                               FLOORING, INC.
                                                              PREDECESSOR BUSINESS                       --------------------------
                                          -------------------------------------------------------------                 PRO FORMA
                                                                                                                           FOR
                                                     YEARS ENDED DECEMBER 31,             PERIOD ENDED   PERIOD ENDED   YEAR ENDED
                                          ----------------------------------------------     JUNE 1,     DECEMBER 31,  DECEMBER 31,
                                              1991         1992       1993       1994        1995(1)         1995        1995(2)
                                          -------------  ---------  ---------  ---------  -------------  ------------  ------------
                                           (UAUDITED)                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales...............................    $  26,892    $  28,994  $  34,530  $  42,507    $  16,363     $   23,980    $   40,343
Gross margin............................        7,297        8,167      9,598     10,958        5,031          6,126        11,156
Income from operations..................          763        1,375      1,096      5,548        3,724          2,109         5,366
Net income..............................          837          925      1,114      4,888        3,737            489         1,997
Net income per common share(4)..........                                                                        0.08          0.45
Supplemental net income per common
  share(7)..............................                                                                        0.11          0.40
Weighted average common shares
  outstanding(4)........................                                                                   3,645,791     3,639,732
Pro forma income tax effect(5)..........          284          315        379      1,662        1,271
Pro forma net income after taxes(5).....          553          610        735      3,226        2,466

                                                DECEMBER 31,
                                                    1995
                                                -------------
BALANCE SHEET DATA:(6)
Working capital (deficit).....................    $  (3,757)
Total assets..................................       24,084
Long-term debt and capital lease obligations,
  less current maturities.....................        8,812
Stockholders' equity..........................        6,487

BALANCE SHEET DATA:(6)
Working capital (deficit).....................
Total assets..................................
Long-term debt and capital lease obligations,
  less current maturities.....................
Stockholders' equity..........................

------------------------------

(1) Information is presented for the Predecessor Business for the period from January 1, 1995 through June 1, 1995, the date of the Acquisition, which was accounted for as a reverse acquisition of the Company by CBH.

(2) Information is presented for the Company for the period from June 2, 1995 through December 31, 1995, due to the Acquisition.

(3) Gives effect to the Acquisition and the Financing (as defined herein) as if such transactions had occurred on January 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources" and the Financial Statements.

(4) The weighted average common shares outstanding and net income per common share for the Predecessor Business are not presented as they are not comparable to those of the Company.

(5) The Predecessor Business was taxed as an S corporation under Subchapter S of the Code so that in lieu of payment of income taxes at the corporate level the stockholders individually reported their pro rata share of the Predecessor Business' items of income, deduction, loss and credit. Pro forma income tax has been computed at an assumed rate of 34%.

(6) The December 31, 1994 balance sheet data are not presented as they are not comparable to those of the Company because the Predecessor Business had a substantially different capital structure and virtually no intangible assets.

(7) Supplemental net income per common share has been calculated using the number of shares used to calculate net income per common share plus 1,018,930 shares which would be required to be issued to repay $6,190,000 of the indebtedness outstanding with First Source Financial, LLP, plus 767,078 shares which would be required to be issued to redeem $4,660,000 of preferred stock issued by CBH. See "Use of Proceeds" and Note 1 of the Notes to the Financial Statements.

                                                                NATIONS                               NATIONS
                                          PREDECESSOR       FLOORING, INC.    PRO FORMA NINE(1)   FLOORING, INC.
                                           BUSINESS         JUNE 2, 1995 TO     MONTHS ENDED     NINE MONTHS ENDED
                                      JANUARY 1, 1995 TO     SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,
                                         JUNE 1, 1995            1995               1995               1996
                                      -------------------  -----------------  -----------------  -----------------
STATEMENT OF OPERATIONS DATA:
Sales...............................       $  16,363          $    13,526        $    29,889            31,303
Gross margin........................           5,031                3,393              8,424             8,506
Selling, general and
  administrative....................           1,293                1,799              3,134             5,359
Amortization and depreciation.......              14                  372                831               902
Income from operations..............           3,724                1,222              4,459             2,245
Other income (expense)..............              13                 (585)            (1,308)           (1,135)
Income taxes........................          --                      219              1,074               382
Net income..........................           3,737                  418              2,077               728
Net income per common share(2)......                                 0.09               0.50              0.09
Supplemental net income per common
  share(5)..........................                                                                      0.13
Weighted average common shares
  outstanding(2)....................                            3,631,250          3,631,250         3,752,108

                                                                                                          SEPTEMBER 30, 1996
                                                                                                     -----------------------------
                                                                                                        ACTUAL     AS ADJUSTED(4)
                                                                                                     ------------  ---------------

                                                                                                     (UNAUDITED)     (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)..........................................................................   $  (10,741)     $  (3,251)
Notes payable and credit facility(3)...............................................................       12,503          6,313
Total assets.......................................................................................       23,677         24,400
Long-term debt and capital lease obligations, less current maturities..............................          100            100
Stockholders' equity...............................................................................        7,346         14,559

------------------------------

(1) Gives effect to the Acquisition and the Financing (as defined herein) as if such transactions had occurred on January 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources" and the Financial Statements.

(2) The weighted average common shares outstanding and net income per common share for the Predecessor Business are not presented as they are not comparable to those of the Company.

(3) Notes payable and credit facility are classified as current liabilities at September 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(4) Gives effect to the net proceeds of this Offering. See "Use of Proceeds."

(5) Supplemental net income per common share has been calculated using the number of shares used to calculate net income per common share plus 1,018,930 shares which would be required to be issued to repay $6,190,000 of the indebtedness outstanding with First Source Financial, LLP, plus 767,078 shares which would be required to be issued to redeem $4,660,000 of preferred stock issued by CBH. See "Use of Proceeds" and Note 1 of the Notes to the Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of the Company relates to the fiscal years ended December 31, 1995, 1994 and 1993 and the nine month periods ended September 30, 1996 and 1995 and should be read in conjunction with the preceding Selected Financial Data and the Financial Statements and Notes thereto included elsewhere in this Prospectus. All references to full years are to the applicable fiscal year of the Company. All discussion of 1994 and 1993 financial information relates to financial results of Carpet Barn. Discussion of information for 1995 relates to the pro forma consolidated financial results of the Company and Carpet Barn for that period.

    Predecessor Business results have been adjusted for comparative purposes in the following discussions. Compensation to the owner of the Predecessor Business has been adjusted as the former owner is not involved in the Company's operations and has been replaced by two individuals with employment agreements at salaries considerably less than the former owner's compensation level. Foreign currency contracts have also been removed from the discussion of results from operations as the Predecessor Business speculated in these contracts only during 1994 and had no positions at either the beginning or end of such year. The Company is not and has no intention of being involved in these types of speculative investments. Due to the fact that the Predecessor Business was a Subchapter S corporation, the amount of owner's compensation and/or dividends were directly related to personal income tax considerations. Therefore, the amount of compensation and dividends paid each year by the Predecessor Business to the former owner varied as his personal earnings increased or decreased.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1996 (ACTUAL) AND 1995 (ON A PRO FORMA
BASIS).

    To facilitate the comparison between the nine month periods ended September 30, 1996 and 1995, the 1995 results have been adjusted on a pro forma basis assuming the acquisitions described in Note 2 to the Financial Statements had occurred on January 1, 1995.

                          PREDECESSOR
                            BUSINESS      NATIONS FLOORING,
                           JANUARY 1,            INC.                                               NATIONS FLOORING,
                              1995           JUNE 2, 1995                          PRO FORMA               INC.
                               TO                 TO             PRO FORMA     NINE MONTHS ENDED   NINE(1) MONTHS ENDED
                          JUNE 1, 1995    SEPTEMBER 30, 1995   ADJUSTMENTS(1)  SEPTEMBER 30, 1995   SEPTEMBER 30, 1996
                         --------------  --------------------  --------------  ------------------  --------------------
                                                      (IN THOUSANDS)                                   (UNAUDITED)
Sales..................    $   16,363         $   13,526         $   --            $   29,889           $   31,303
Gross margin...........         5,031              3,393             --                 8,424                8,506
Selling, general and
  administrative.......         1,293              1,799                 42(a)          3,134                5,359
Amortization and
  depreciation.........            14                372                445(b)            831                  902
Other income
  (expense)............            13               (585)              (737)(c)         (1,309)              2,246
Income taxes...........        --                    219                855(d)          1,074               (1,135)
Net income.............         3,737                418             (2,078)            2,076                  382

------------------------

(1) The pro forma adjustments reflect the following additional expenses that would have been incurred had the Acquisition taken place on January 1, 1995:
    (a) related party rent expense of $42; (b) amortization and depreciation of $445; (c) interest expense of $737; and (d) corporate income taxes of $855 computed at an assumed rate of 34%. No compensation was received by the owner of the Predecessor Business for the period January 1 to June 1, 1995. The pro forma adjustments for income taxes takes into account that the Predecessor Business was a Subchapter S corporation for income tax reporting purposes.

    Total revenues increased by $1,415,972 to $31,303,170 for the nine months ended September 30, 1996 from $29,889,198 for the nine months ended September 30, 1995, representing an increase of 4.7%. This increase is attributable primarily to an increase in new home sales for the first three quarters of 1996 compared to the first three quarters of 1995 and to a lesser extent, the increase in contract prices to new home buyers.

    The gross margin increased from $8,423,717, for the nine months ended September 30, 1995 to $8,506,347 for the nine months ended September 30, 1996, representing an increase of 0.1%. This slight increase reflects the fact that increased revenues resulted primarily from an increase in new home sales, which generally have a lower gross margin than replacement sales, and further reflects increases in contract prices to new home buyers, which began to take effect in April 1996, offset by price increases from the Company's vendors.

    Selling, general and administrative expenses increased from $3,133,918 for the nine months ended September 30, 1995 to $5,358,700 for the nine months ended September 30, 1996. This increase is due to the following changes: (1) increases in salaries and related payroll taxes of $881,000, due primarily to an increase in the number of employees, (2) an increase in the modification rate for workers' compensation due to the change in ownership on June 2, 1995 of $283,000, (3) an increase in promotion and travel and entertainment expenses of $79,000, (4) professional expenses associated with the annual audit and required public filings of $162,000, (5) an increase in advertising expense of $326,000,
(6) an increase in insurance expenses of $123,000 (7) an increase in bad debt expenses of $81,000 and (8) an increase in related party payments consisting of consulting fees and rents of $155,000.

    Operating income decreased by $2,212,929 from $4,458,458 for the nine months ended September 30, 1995 to $2,245,529 for the nine months ended September 30, 1996. Net income decreased from $2,077,219 for the nine months ended September 30, 1995 to $728,378 for the nine months ended September 30, 1996. These decreases were due principally to the above-mentioned increases in selling, general and administrative expenses.

    FISCAL YEARS ENDED DECEMBER 31, 1995 AND 1994 (ON A PRO FORMA BASIS)

    To facilitate the comparison between the years ended December 31, 1995 and 1994, the results of both years have been adjusted on a pro forma basis assuming the acquisitions described in Note 2 to the Financial Statements occurred on January 1, 1994 and carried through the year ended December 31, 1995.

                                          PREDECESSOR
                                           BUSINESS        NATIONS FLOORING,
                                        JANUARY 1, 1995           INC.                              PRO FORMA
                                              TO            JUNE 2, 1995 TO       PRO FORMA        YEAR ENDED
                                         JUNE 1, 1995      DECEMBER 31, 1995    ADJUSTMENTS(1)  DECEMBER 31, 1995
                                       -----------------  --------------------  --------------  -----------------
                                                                     (IN THOUSANDS)
Sales................................      $  16,363           $   23,980         $   --            $  40,343
Gross margin.........................          5,031                6,126             --               11,156
Selling, general and
  administrative.....................          1,293                3,337                 42(a)         4,672
Amortization and
  depreciation.......................             14                  679                425(b)         1,118
Other income (expense)...............             13               (1,365)              (989)(c)        (2,341)
Income taxes.........................         --                      255                774(d)         1,029
Net income...........................          3,737                  489             (2,230)           1,996

------------------------

(1) The pro forma adjustments reflect the following additional expenses that would have been incurred had the Acquisition taken place on January 1, 1995:
    (a) related party rent expense of $42; (b) amortization and depreciation of $425; (c) interest expense of $989; and (d) corporate income taxes of $774 computed at an assumed rate of 34%. No compensation was received by the owner of the Predecessor Business for the period January 1, to June 2, 1995. The pro forma adjustments for income taxes take into account that the Predecessor Business was a Subchapter S corporation for income tax reporting purposes.

                                                                PREDECESSOR
                                                                 BUSINESS
                                                                YEAR ENDED                          PRO FORMA
                                                               DECEMBER 31,       PRO FORMA        YEAR ENDED
                                                                   1994         ADJUSTMENTS(1)  DECEMBER 31, 1994
                                                             -----------------  --------------  -----------------
                                                                                (IN THOUSANDS)
Sales......................................................      $  42,507        $   --            $  42,507
Gross margin...............................................         10,958            --               10,958
Selling, general and administrative........................          5,381            (1,930)(a)         3,451
Amortization and depreciation..............................             28             1,090(b)         1,118
Other income (expense).....................................           (659)           (1,685)(c)        (2,344)
Income taxes...............................................         --                 1,365(d)         1,365
Net income.................................................          4,890            (2,218)           2,670

------------------------

(1) The pro forma adjustments reflect the following additional expenses that would have been incurred had the Acquisition taken place on January 1, 1994:
    (a) compensation of $2,030 paid to the owner of the Predecessor Business adjusted for related party rent expense of $100; (b) amortization and depreciation of $1,090; (c) interest expense of $2,341 adjusted to eliminate the effect of loss on the sale of securities of $656; and (d) corporate income taxes of $1,365 computed at an assumed rate of 34%. The pro forma adjustments for income taxes take into account that the Predecessor Business was a Subchapter S corporation for income tax reporting purposes.

    Total revenues decreased from $42,506,987 for the year ended December 31, 1994 to $40,342,606 for the year ended December 31, 1995, representing a decrease of 5.1%. The decrease can be attributed to a decrease in sales for new tract homes partially offset by an increase in the replacement sales business.

During 1995, it is estimated that new home unit sales volume decreased by approximately 5.6% in the Las Vegas marketplace.

    Although total revenues decreased, gross margin grew from $10,957,627 in 1994 to $11,156,397 in 1995 due to an increase in the gross margin percentage from 25.8% in 1994 to 27.7% in 1995. This increase in gross margin percentage can be attributed to an increase in higher margin replacement sales business.

    Selling, general and administrative expenses increased by $1,220,208 from $3,451.698 in 1994 to $4,671,906 in 1995. This increase is due to the following approximate changes: (1) increases in salaries and related payroll taxes of $288,000 due primarily to an increase in the number of employees, (2) an increase in the modification rate for workers' compensation due to the change in ownership on June 2, 1995 resulting in an increase of $220,000, (3) professional fees associated with the acquisition and required public filings of $305,000 and
(4) related party payments consisting of consulting fees and rents of $315,000.

    Operating income decreased by $1,021,438 from $6,387,381 in 1994 to $5,365,943 in 1995. Net income decreased by $674,150 from $2,670,736 in 1994 to
$1,996,588 in 1995. These decreases were due to the above-mentioned increases in selling, general and administrative expenses, partially offset by the increase in gross margin.

    FISCAL YEARS ENDED DECEMBER 31, 1994 AND 1993 (ON A PRO FORMA BASIS)

    To facilitate the comparison between the years ended December 31, 1994 and 1993, the results of both years have been adjusted on a pro forma basis assuming the acquisitions described in Note 2 to the consolidated Financial Statements occurred on January 1, 1993 and carried through the year ended December 31, 1994.

                                             PREDECESSOR
                                              BUSINESS
                                             YEAR ENDED                          PRO FORMA          PRO FORMA
                                            DECEMBER 31,       PRO FORMA        YEAR ENDED         YEAR ENDED
                                                1993         ADJUSTMENTS(1)  DECEMBER 31, 1993  DECEMBER 31, 1994
                                          -----------------  --------------  -----------------  -----------------
                                                                      (IN THOUSANDS)
Sales...................................      $  34,530       $    --            $  34,530          $  42,507
Gross margin............................          9,598            --                9,598             10,958
Selling, general and administrative.....          8,478             (5,450)(a)         3,028            3,452
Amortization and
  depreciation..........................             25              1,094(b)         1,119             1,119
Other income (expense)..................             18             (2,359)(c)        (2,341)          (2,343)
Income taxes............................         --                  1,058(d)         1,058             1,365
Net income..............................          1,114                940           2,054              2,670

------------------------

(1) The pro forma adjustments reflect the following additional expenses that would have been incurred had the Acquisition taken place on January 1, 1993:
    (a) compensation paid to the owner of the Predecessor Business of $5,550 adjusted for related party rent expense of $100; (b) amortization and depreciation of $1,094; (c) interest expense of $2,359; and (d) corporate income taxes of $1,058 computed at an assumed rate of 34%. The pro forma adjustments for income taxes take into account that the Predecessor Business was a Subchapter S corporation for income tax reporting purposes.

    Total revenues increased from $34,529,604 for the year ended December 31, 1993 to $42,506,987 for the year ended December 31, 1994, representing an increase of 23.1%. Approximately $7,500,000 or 93% of the increase, can be attributed to sales for new tract homes. During 1994, it is estimated that new homes unit sales volume grew by approximately 33% in the Las Vegas marketplace.

    Gross margin grew from $9,598,265 in 1993 to $10,957,627 in 1994. However, the gross margin percentage decreased from 27.8% in 1993 to 25.8% in 1994, primarily due to a lower overall percentage of higher margin replacement sales business.

    Selling, general and administrative expenses increased by $423,894 from $3,027,804 in 1993 to $3,451,698 in 1994. This increase is due to the following approximate changes: (1) increases in salaries and related payroll taxes of $155,000, and (2) and an increase in workers' compensation expense due to the increased volume resulting in an increase of $158,000.

    Operating income increased by $935,468 from $5,451,913 in 1993 to $6,387,381 in 1994. Net income increased by $617,409 from $2,053,327 in 1993 to $2,670,736 in 1994. These increases were due to the above-mentioned increases in gross margin, partially offset by an increase in selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided by operating activities of the Company's Las Vegas operations was $3,460,569 and $2,946,385 for the year ended December 31, 1995 and the nine months ended September 30, 1996 respectively. At September 30, 1996, the Company had a working capital deficit of $(10,741,259). Included in such deficit is $12,741,176 due to First Source under the credit agreement (the "Credit Agreement") discussed below. The Company's growth and acquisition strategy will require significant additional cash.

    The results of operations of the Company have been impacted as a result of the restructuring of the Company after the Acquisition. The Acquisition resulted in amortization expense and interest expense of approximately $85,000 and $198,000 per month, respectively. Subsequent to payment of the Company's subordinated debt in April 1996 as described below, interest expense has averaged $110,000 per month. Prior to the Acquisition, the Predecessor Business had a positive tangible net worth in contrast to the Company, which has had a negative tangible net worth due to the increase in intangibles and debt resulting from the Acquisition.The Company is highly leveraged and is subject to the risks associated with a highly leveraged Company. The Company's ratio of indebtedness for borrowed money to stockholders equity at September 30, 1996 was 1.7:1.

    In June 1995, in order to consummate its acquisition of Carpet Barn, the Company, through its indirect subsidiary CBI, entered into the Credit Agreement with First Source (the "Financing") pursuant to which First Source advanced to CBI approximately $15,200,000 in term and revolving loans and CBH pledged to First Source all of the common stock of CBI to secure CBI's obligations under the Credit Agreement and CBH guaranteed CBI's debt obligations to First Source under the Credit Agreement. Fees and expenses paid to First Source amounted to $402,000, in addition to incurring other acquisition fees of $510,619. The Credit Agreement contains covenants that limit CBI's ability to upstream monies to CBH needed to pay principal and interest on the $1,940,000 aggregate principal amount of its 12% subordinated notes (which were retired at par on May 1, 1996) issued by CBH in connection with the Acquisition (the "Notes") and to pay dividends on the preferred stock, par value $.01 per share, stated value $1,000 per share (the "CBH Preferred Stock"), of CBH. The term portion of the Credit Agreement is due May 31, 1999 and the revolving portion is due May 31, 1997, subject to extension in certain circumstances to May 31, 1999. All borrowings under the Credit Agreement bear interest at the base rate per annum announced from time to time by The First National Bank of Chicago (8.25% at January 10, 1997) plus 2.25% per annum (currently 10.5% per annum), payable monthly. As of October 28, 1996, the Company had borrowed approximately $2,620,000, leaving approximately $380,000 available from First Source under a $3,000,000 working capital note and had no availability from First Source under a $14,000,000 revolving note that had an outstanding balance and commitment of $9,625,000.

    The Credit Agreement contains covenants requiring CBI to maintain minimum levels of tangible net worth, working capital and various ratios. During the period from June 2, 1995 (commencement of operations) through September 30, 1996 the Company has failed to meet the following financial covenants:

(1) adjusted net worth at June 30, 1995, (2) quarterly and annual interest coverage ratios. On April 15, 1996 First Source waived, through June 1, 1996, the covenant violations occurring prior to such time and agreed to negotiate in good faith to amend such covenants by June 1, 1996 so that the Company could reasonably expect to be in compliance with the amended covenants based on its operating and cash flow budgets. In connection with obtaining the waiver the Company agreed to limit certain payments, including principal payments of CBH's subordinated debt, with the exception that such payments could be made from the proceeds of newly acquired capital, if any. Payments of the CBH preferred stock dividends have been made by Branin on behalf of the Company in the amount of $46,600 per month. Consequently, as of January 1, 1997, the Company was obligated to Branin in the amount of $419,400.

    The Company had certain discussions with First Source in an effort to amend such covenants but was unable to reach an agreement with First Source. The discussions are not continuing at present, and the Company believes that the covenants are not likely to be amended. Moreover, the waiver period has not been extended beyond June 1, 1996, and therefore, the Company has been in violation of the covenants since June 1, 1996. To date, First Source has still allowed the Company to borrow up to the full capacity under the original terms of the Credit Agreement and the Company has received no indication from First Source that they intend to exercise their right under the Credit Agreement to accelerate the maturity of the debt. Because First Source has maintained its right to accelerate the maturity of the debt due to the covenant violations, the Company has classified the debt as current on the September 30, 1996 consolidated balance sheet.

    The Company is currently exploring other financing options which are available to it. The Company is currently having discussions with several other lenders in this regard, however there can be no assurance that the Company will be able to obtain alternate financing or that such financing will be on similar or favorable terms. If First Source chooses to accelerate the maturity of the debt or if the Company were to obtain alternate financing certain unamortized debt acquisition costs classified as intangible assets would be charged to expense. Such unamortized debt acquisition costs totaled $588,500 at September 30, 1996. Additionally, the Credit Agreement contains a prepayment penalty clause requiring the Company to pay up to 2% of the then applicable revolving loan commitment, as defined in the Credit Agreement, if the Company chooses to terminate the Credit Agreement prior to May 31, 1999.

    During the nine months ended September 30, 1996, cash used in investing activities was $618,788. Cash used in financing activities during such period was $2,949,434, used primarily to make principal payments on the Credit Agreement and preferred stock dividends.

    Immediately prior to the consummation of the Exchange and the Financing, CBH privately sold an aggregate principal amount of $1,940,000 of its 12% subordinated notes (the "Subordinated Notes") in a private placement (the "Note Offering"), together with shares of CBH Common Stock, raising $1,940,000, and privately sold an aggregate of 2,215 shares of CBH Preferred Stock (the "Preferred Stock Offering"), together with shares of CBH Common Stock, raising an aggregate of $2,215,000. The Subordinated Notes bore interest at 12% per annum payable monthly. The first half of the principal due on November 30, 1995 was satisfied by the Company making principal payments of $560,000 and the exchange of $820,000 of the Notes for 820 shares of 12% CBH Preferred Stock, together with shares of Common Stock. In addition, $1,125,000 was raised in connection with the sale of 1,125 shares of such 12% CBH Preferred Stock, together with shares of Common Stock ($605,000 of which was raised in November 1995 and $520,000 of which was raised in May 1996). The proceeds were used to make principal payments on the Subordinated Notes in November 1995 and May 1996. In connection with the issuance of the 12% CBH Preferred Stock and Subordinated Notes, the Company issued 687,611 shares of Common Stock. The newly issued shares of 12% CBH Preferred Stock pay cumulative dividends, payable monthly, at an annual rate of 12% of the stated value thereof and are redeemable upon completion of the Offering by the Company. The 12% preferred stock issued in November 1995 included a provision requiring the Company to redeem the stock upon the tenth anniversary of its issuance. Subsequent to December 31, 1995 the redemption provision was rescinded with the approval of the holders of such stock. Because this redemption provision was rescinded the 12% preferred stock is classified as stockholders' equity at December 31, 1995 and at subsequent dates. The proceeds from this offering were used to pay down outstanding debt and general corporate purposes.

    CBH contributed the monies it raised in the Note Offering and the Preferred Stock Offering to CBI in order for CBI to complete the Acquisition. In connection with the Preferred Stock Offering and the Financing, a finder's fee of $445,000 was paid to Michael H. Mindlin, a director of the Company. Branin, which beneficially owns 313,353 shares of Common Stock of the Company and which was controlled by Philip A. Herman, Chairman, President and a stockholder of the Company, and which is currently controlled by Facundo Bacardi, a director and stockholder of the Company, will be entitled to receive a fee equal to 3% of the aggregate proceeds from the Note Offering, the Preferred Stock Offering and the Credit Agreement upon the consummation of the Offering. The total of such fees would be approximately $650,000. Branin has agreed to waive such fee in exchange for increasing its management consulting fee discussed in the next two sentences to $20,000 per month, effective upon completion of the Offering. In addition, CBI entered into consulting arrangements with (a) Branin, pursuant to which CBI paid $35,000 per month to Branin and (b) PAH Marketing, Inc. ("PAH"), a company controlled by Philip A. Herman, pursuant to which CBI paid $5,000 per month to PAH. These arrangements were modified as of September 1, 1996 to provide for payments to Branin of $10,000 per month and to discontinue payments to PAH. In addition, CBI entered into a consulting agreement with Capital Vision Group, Inc. ("Capital"), a company controlled by Lawrence Fleischman, a former director and stockholder of the Company, pursuant to which it paid $5,000 per month to Capital from June 1995 through January 1996. These agreements were entered into for the purpose of receiving management advisory services in the areas of operations management, financing and acquisitions. See "Management," "Certain Transactions" and "Principal Stockholders and Holdings of Management."

    Immediately following the Exchange, the Company contributed to CBH approximately $860,000 in cash, net of expenses (constituting substantially all of its net assets). CBH, in turn, contributed such cash to CBI in order for CBI to complete the Acquisition (together with funds provided to it in the Financing and funds provided to it by CBH from funds raised in the Note Offering and the Preferred Stock Offering). In connection with the Exchange, the Company agreed to issue to designees of Gro-Vest Management Consultants, Inc. ("G-V") an aggregate of 36,313 shares of Common Stock (constituting 1% of the outstanding shares of Common Stock of the Company) as an advisory fee for G-V's role in facilitating the consummation of the Exchange, conditioned on G-V's obtaining, by July 31, 1995, lock-up agreements limiting sales of Common Stock by the holders of at least 75% of the 250,000 shares of outstanding Common Stock subject to registration rights granted to such holders on September 23, 1994 in a private offering. The requisite lock-up agreements were obtained but have since expired.

    The Company opened two new locations in Las Vegas during 1996. The initial capital costs for these two locations were provided in full by the Company's suppliers in exchange for agreements by the Company to feature the suppliers' products at these facilities. The Company anticipates that a substantial portion of the capital requirements for any new locations will be funded by its suppliers, although there can be no assurance that the Company will be able to effect such an arrangement. Primarily because of the larger store size and significant inventory commitment, the investment required to open "big-box" facilities will be substantially greater than the investment required to open the two new Las Vegas facilities. While the Company anticipates that a portion of the costs will be funded by the suppliers, a significant portion of such costs will be borne by the Company. Moreover, these new facilities will require additional resources until they become profitable, and there can be no assurance as to the amount of time required before they can become profitable, if ever.

    The Company believes that cash flow generated by operations has been sufficient for the Company's working capital needs for 1996, and is likely to be sufficient for the Company's working capital needs during early 1997. Cash flow from operations should be sufficient to cover operating expenses and should be maintained or enhanced by the Company utilizing its business strategies. However, the Company's growth and acquisition strategy will require substantial cash for capital costs. See "Business--Strategy."

EFFECT OF ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

    ACCOUNTING FOR STOCK-BASED COMPENSATION

    In October 1995, the FASB issued Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Statement No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans, such as stock options and stock purchase plans. The statement generally suggests but does not require stock-based compensation arrangements for employees be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Stock-based compensation for nonemployees is required to be accounted for at the fair value of the instruments issued or services received, whichever is more determinable. Statement No. 123 will first be required for the Company's year ending December 31, 1996. Companies that do not elect to change their accounting for stock-based compensation for employees are required to disclose the effect on net income and earnings per share as if the provision of Statement No. 123 were applied. The Company has decided not to adopt the accounting provisions of this statement for employees' stock-based compensation arrangements. Moreover, the Company has not paid any stock-based compensation that would be subject to Statement No. 123.

    ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS
     TO BE DISPOSED OF.

    In March 1995, the FASB issued Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG LIVED ASSETS TO BE DISPOSED OF. Statement No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Statement No. 121 will first be required for the Company's year ending December 31, 1996. Based on management's preliminary analysis, the Company does not anticipate that the adoption of Statement No. 121 will have a material impact on the consolidated financial statements.

    INFLATION

    The Company believes that its revenues are not materially affected by inflation and that any increased expenses due to inflationary pressures will be offset, over time, by corresponding increases in prices it charges to its customers.

                                    BUSINESS

INTRODUCTION

    The Company is engaged in the business of selling and installing floor coverings and selling wall coverings, window treatments and certain related products, primarily for the residential housing market. Currently, the Company is engaged in business in Las Vegas, Nevada, where its sales of $40.3 million in 1995 and $31.3 million for the first nine months of 1996 have made it the largest seller and installer of floor coverings in such market. The Company believes that its sales represent approximately 63% of the Las Vegas market and are approximately 3.5 times those of its nearest competitor. From its three facilities in Las Vegas, the Company sells approximately 72% of its products to the new home market to or through new home builders through its New Housing Division and approximately 28% of its products to the retail replacement market directly to individual homeowners through its Replacement Sales Division. New Housing Division sales are effected primarily to or through new home builders who offer purchasers a wide selection of basic grade floor coverings as part of the unit cost. Customers then visit the Company's new home design center and, with the assistance of one of the Company's design consultants, choose possible upgrades on floor coverings, in addition to purchasing wall coverings, window treatments and related products. The Company believes that its new retail design center located in Las Vegas will also enable it to continue to broaden its product lines and expand the sales of its Replacement Sales Division. The Company has also recently established a Commercial Division, which is its first entry into the commercial market, including multi-family, office, retail store and small hotel projects.

    The Company believes that the retail floor covering industry is highly fragmented, with no single floor covering retailers, including national and large regional chains, accounting for more than ten percent of the total market. Most floor covering retailers operate a single store generating less than $1 million in annual sales. The Company believes that small independent floor covering retailers face competitive disadvantages resulting from limited purchasing power, ineffective inventory control and inadequate resources for sales, marketing and store management. Accordingly, the Company believes that significant opportunities exist for floor covering retailers that can achieve cost advantages and operating efficiencies through selective acquisitions and internal growth.

    To take advantage of these opportunities the Company is pursuing a strategy of acquiring existing floor covering businesses that are dominant competitors in their regions and developing new stores in markets experiencing significant growth in population and homebuilding that do not have a dominant floor covering retailer. The Company is reviewing various markets throughout the United States to determine their desirability for expansion. The Company is also in the process of negotiating with acquisition candidates in some of those markets and believes it will be able to effect at least one such acquisition in early 1997. The Company also anticipates opening two new "big-box" facilities in Phoenix, Arizona in 1997 and is actively exploring the possibility of developing additional stores in other sites in the southwestern United States where the Company can expand its relationships with regional homebuilders. The planned "big-box" facilities will have between 40,000 and 60,000 square feet per facility and will focus on retail sales of all product lines in a warehouse-type setting, as well as having a dedicated design center area. The Company believes that this format will enable it to quickly capture a significant market share by offering customers a pleasant shopping environment in which to fulfill all of their floor and wall covering and related needs on a cash-and-carry or next-day installed basis, although there can be no assurance as to the viability of this approach.

INDUSTRY OVERVIEW

    The retail floor covering industry in the United States (which includes fixed and non-fixed carpeting and marble, ceramic tile, vinyl and wood flooring) is estimated to have grown from approximately $11 billion in 1989 to approximately $14.5 billion in 1995, up 32% over the 1989 level but only up 0.1% over the 1994 level. Carpet and area rugs accounted for 68.7% of total dollar sales in the industry in 1995 versus

69.4% in 1994. Despite this growth in size, the industry has remained fragmented. The Company believes that no single floor covering retailer, including national and large retailers such as Color Tile, Home Depot and New York Carpet World, accounts for more than ten percent of the total market. The Company believes that while chains and mass merchandisers do not dominate the floor covering industry, such companies do influence pricing, product selection and service innovation. According to the most recent figures available, U.S. floor covering sales volume reached approximately 2.5 billion square yards in 1995, down 0.4% from the prior year. By product sector, change in sales volume in 1995 as compared to 1994 is as follows: carpet and area rugs declined by 1.7%, hardwood flooring increased by 5.6%, ceramic floor and wall tile increased by 5.2%, and vinyl sheet and floor tile decreased by 2.4%.

    The carpet industry's two primary markets are residential and commercial, with the residential market (the market currently served by the Company) accounting for approximately 75% of industry sales in 1995 and the commercial market accounting for approximately 25% of such sales. A number of factors influence overall sales levels in the carpet industry, including consumer spending on durable goods, levels of discretionary spending, interest rates, housing turnover, the condition of the residential construction industry and the economy's overall strength.

STRATEGY

    The Company's objective is to maintain its position as the leading provider of floor coverings, wall coverings, window treatments and related products in the Las Vegas residential market and to become the leading provider of floor coverings, wall coverings, window treatments and related products in selected markets throughout the United States. The Company is also seeking to become a leading provider of floor coverings in the commercial market in Las Vegas and in other markets. The Company's strategy includes the following:

    LAS VEGAS MARKET

    CONTINUE TO OFFER SUPERIOR SERVICE. The Company believes that the most important factor in its ability to compete is the quality of the customer service it offers. The Company believes that it offers the highest quality customer service in Las Vegas. This service begins with the offering of a full range of floor covering products. In addition, the Company intends to continue its policy of next-day installation and of guaranteeing free repairs on carpets it has installed for homeowners and home buyers for as long as they own their homes. The Company also inspects all floor covering installations in new homes before the customer moves in and has created a customer service department to handle all complaints and installation problems. These programs have begun to have a very positive effect on the Company's reputation with builders and home buyers. The Company also intends to continue to offer what it believes is quality technical service and assistance to its customers in both the new home and replacement sales markets. Employees of the Company assist, as needed, in all phases of customers' projects, from conceptualization, design and product selection to actual installation. In addition, the Company's design center is staffed with specially trained design consultants that are highly knowledgeable regarding the broad range of decorating possibilities provided by the Company's products. The Company intends to continue to hire salespersons with experience in floor covering or related trades, and to continue to train such salespersons with respect to its products and services. The Company believes that such programs will have a positive effect on results of operations, although there can be no assurance of this.

    COMPETITIVE PRICES. A second factor affecting the Company's ability to compete is the pricing of its products. Because of the volume of its purchases, the Company receives what it believes to be very favorable pricing from its suppliers, including payment discounts from most suppliers and cooperative marketing contributions from others, including DuPont, Monsanto and Allied. The Company is able to pass these savings along to customers and thus generally to offer the lowest prices in the region while maintaining a high profit margin. The Company intends to continue to offer low prices and also to continue its policy of offering to beat any competitor's price.

    ADDITION OF NEW PRODUCTS; DESIGN CENTERS. The Company also intends to attract and maintain customers by adding complementary products to its current offerings. The Company has targeted wall and window coverings as its first significant product extensions and is anticipating further growth through the addition of area rugs and through cleaning and maintenance programs, as well as expansion of sales of hard floor coverings such as wood and tile. These new lines will be promoted by sales personnel at the Company's stores and through the Company's advertising campaigns. To that end, the Company has recently hired a manager to implement these sales and marketing programs.

    The Company further intends to increase market share and gross profit margins through its operation of "design centers" in its retail sales facilities. The design centers provide customers the opportunity to consult with trained personnel concerning the multitude of design possibilities utilizing the full range of products offered by the Company. The Company has also opened a satellite design center in the Las Vegas area for new home buyers who are selecting floor coverings and other products to be installed in their new homes. This satellite design center has been opened in response to requests by builders who are currently customers as well as other major builders who have expressed a desire to use the Company, should it open such a center. The design center primarily showcases higher price and higher profit margin products, particularly area rugs, hard floor surfaces, such as wood and tile, and window and wall coverings. Early results from operation of the new home design center show an average increased sale of approximately $1,000 per new home sale. These sales have a significantly higher gross profit margin. However, there can be no assurance that the design center will continue to have a positive impact on the Company's operations.

    MAINTAIN NEW HOME MARKET SHARE IN LAS VEGAS; INCREASE REPLACEMENT SALES PENETRATION. The Company intends to increase its core business through continued advertising and marketing efforts, and recently opened a new retail facility and a new home design center in other areas of Las Vegas. The Company's main facility is located centrally, and the additional retail branch is located in an area of Las Vegas with a large concentration of mature homes. Additional retail centers in similar areas are being contemplated. The Company intends to actively seek to increase its retail replacement sales through increased consumer advertising, enhanced marketing, the opening of one or more new retail locations and the addition of new products.

    The Company also intends to expand upon its existing base of customers by increasing its sales for new home projects with residential developers. Homebuilders provide the Company's new home design center with the floor plans of all the units. This allows the new home design center to then provide a home buyer with alternatives specifically tailored to the floor plan of the customer's unit, as well as one-stop shopping for home buyers with respect to their floor, wall and window covering needs. The Company's new home design center is a significant element in the Company's plan to enhance service to homebuilders and home buyers. While the Company's sales in new residential homes declined during 1995, such decline is directly attributable to the overall decline in new home sales throughout Clark County. However, based on estimates of the Las Vegas Homebuilder's Association, over the next 10 years, the total new homes market for carpet in Las Vegas is projected to grow at an annual rate of 5% to 10%. For 1996, the total market for floor covering for new homes in Las Vegas is estimated to be $53.6 million, of which the Company expects to maintain its market share of 63%, representing sales growth of 8.3% over the prior year. However, there can be no assurance that the Las Vegas market will grow as projected or that the Company will be able to retain its market share.

    INVENTORY PRACTICES. In the Las Vegas market, the Company has been able to maintain low warehousing costs by stocking small amounts of inventory. At the same time, the Company has been able to provide its customers with next-day installation on purchases in the Las Vegas market. These practices are dependent on the Company's ability to schedule next-day "cut and drop" product deliveries from its suppliers. To date the Company's suppliers have been able to satisfy its delivery requirements with overnight shipments from distribution centers maintained by such suppliers primarily in California, and the Company believes that, because of the volume of its purchases, it can continue to operate in Las Vegas and certain other markets on this basis. However, there can be no assurance in this regard, and any significant failure of suppliers to make timely deliveries would adversely affect the Company's reputation among customers.

    OTHER MARKETS

    PURSUIT OF SELECTIVE ACQUISITIONS AND DEVELOPMENT OF NEW STORES. The Company believes that because of the fragmented nature of the marketplace for floor covering and related sales, significant consolidation opportunities exist, and the Company is well positioned to achieve financial and operational efficiencies through selective acquisitions due to favorable working relationships with its suppliers and major customers. The Company believes that any such acquisitions will enable it to increase its sales while decreasing its general and administrative costs as a percentage of such sales due to the creation of substantial economies of scale. The Company intends to pursue acquisitions of businesses that provide the same products and services as, or those complementary to, the Company's existing business. The Company has identified a number of markets that it intends to explore entering over the next several years.

    The Company has also selectively targeted certain markets throughout the southwestern United States where there is no dominant competitor for expansion through the development of new stores. The Company has entered into an employment agreement with Alan Ember, the former district manager of Carpet Max, to develop stores in Phoenix, Arizona and other markets in the southwestern United States. Like Las Vegas, these areas are experiencing high growth in population and home building. Expansion into these markets will be financed in part by the suppliers of the Company's products, with such funding being applied to the construction costs associated with the new facilities. The Company believes that it can duplicate its successful concepts in these high growth markets by strengthening its relationships with its existing builders who are active in these markets. Additionally, the Company believes that it can compete in these markets through its demonstrated ability to compete on service and price. Furthermore, expansion of the Company should generate an increase in the Company's buying power due to higher volume purchasing. Where the Company expands into new markets through acquisition of existing companies, this should allow the Company to provide lower prices than the stores could provide on a stand-alone basis. However, there can be no assurance that such expansion will be effected or, if effected, that any new facilities will be operated profitably.

    BIG-BOX STORE FORMAT. The Company's strategy for entering new markets includes opening "big-box" stores with 40,000 to 60,000 square feet of warehouse-type space stocked with significant inventories of the full range of the Company's products, as well as customer service offices, which, among other things, will provide customers with access to independent contractors who can install these products on a next-day basis. These stores are intended to satisfy all of a customer's floor, wall and window covering needs and to serve the cash-and-carry market as well as the customers requiring installation service. The Company believes that these stores can enable it quickly to achieve meaningful market share in markets that do not have dominant competitors. However, the Company's strategy in this regard is untested, and there can be no assurance that such stores can be operated profitably or can achieve the market penetration the Company anticipates.

    In markets in which the Company intends to create "big-box" facilities, the Company believes it can achieve next-day installation through the maintenance of broad inventories from which purchases can be made on the spot by "do-it-yourselfers" or which can be installed in a timely manner by independent installation contractors who will maintain customer service offices on the Company's premises. Maintenance of sufficient inventories in these facilities will require a substantial amount of working capital, which will adversely affect financial performance relative to the results of the Company's current practices. The Company believes that these adverse effects will be fully offset by economies of scale that can be achieved in cost of goods sold, delivery costs and other operating costs, although there can be no assurance in this regard.

    The Company contemplates that retail facilities it opens, whether or not in the "big-box" format, will have a dedicated design center area where customers can consult with trained personnel concerning the multitude of design possibilities utilizing the full range of products offered by the Company. The Company believes that the clean, relaxed environment of these new facilities, including child care/entertainment centers, will increase the average total sale price and gross margin for its sales, although there can be no assurance in this regard.

OPERATIONS

    BACKGROUND. The Company operates its business in Las Vegas, Clark County, Nevada, where its sales represent approximately 63% of the residential floor covering sales. At this time, all of the Company's operations are located in this area.

    The Las Vegas area is one of the fastest growing in the country, according to regional publications. According to Las Vegas Perspective, an average of 4,000 persons relocate to Las Vegas each month, and the Las Vegas population has grown by approximately 7.2% in the one-year period between 1993 and 1994, with a similar percentage increase in the number of households during that time. More than 40% of persons in Las Vegas have resided there for only five years or less, and two-thirds of the area's residents own their own homes. The above statistics underscore the high numbers of persons arriving in the Las Vegas area and the potential strength of the retail floor covering market. In 1995, the Company had a 63% share of the residential floor covering market.

    The Phoenix market, into which the Company anticipates expanding through the development of new stores, is the third fastest growing community in the United States, according to regional publications. According to such publications, an average of nearly 7,000 people relocate to the Phoenix area every month, and building permits have remained steady over the last three years at a rate of 250,000 single family building permits issued per year. Because no single retailer dominates the Phoenix floor covering market, the Company believes that its strategies should enable it to quickly become a successful retailer in the Phoenix market, although can be no assurance in this regard. See "--Strategy."

    DIVISIONS. The Company operates through two divisions, the New Housing Division and the Replacement Sales Division. A Commercial Division, serving the multi-family, office, retail store and small hotel markets is being developed.

    NEW HOUSING DIVISION. The Company's New Housing Division is responsible for installation of carpeting in newly built homes. Salespersons in this division deal with both home builders and buyers. In servicing the new home market, the Company generally secures contracts from builders to carpet new homes. When the builder sells a new home, in most cases the builder directs the home buyer to the Company, which allows the buyer to choose the color of carpeting represented by a standard allowance provided from the builder to the home buyer or to upgrade from the standard selection by paying a higher price. The Company has found that most home buyers choose an upgraded carpet selection.

    The Company receives payment for its carpeting in new homes in one of two ways. In most cases, the buyer directly pays the upgraded portion of a carpet sale by generally paying the full amount with the order. In other cases, the Company bills the upgraded portion of the job to the builder, who then passes on the carpet's additional cost to the buyer as part of the total price of the home; this method may allow buyers to finance their flooring through their mortgage, with little incremental effect on monthly payments. Most of the Company's accounts receivable result from builders' standard allowances and are due within thirty days of installation.

    Through its New Housing Division, the Company has relationships with most of the larger tract home builders in the Clark County area, with its five largest customers accounting for $11.5 million, $15.9 million, $12.3 million and $11.2 million in sales in 1993, 1994, 1995, and the nine months ended September 30, 1996, respectively. During the past six years, the New Housing Division has accounted for

Company sales ranging from a low of $21.8 million in 1990 (56% of total Company sales) to a high of $29.9 million in 1995 (74% of total Company sales). The Company estimates that its market share of sales to new homes in Clark County was 76%, 77% and 74% in 1993, 1994 and 1995, respectively.

    Because the Division's sales are dependent on sales of new homes, such sales are affected by interest rates prevailing in the home industry and by building activity generally. Because the Company also services the carpet replacement market, the adverse effects on the Company's sales by downturns in the business cycle have been moderated.

    REPLACEMENT SALES DIVISION. The Replacement Sales Division is responsible for providing individual consumers who have existing homes with new or replacement floor coverings. The Company is one of the top three retailers in such consumer replacement sales in the Las Vegas area, chiefly because of its large selection, low prices and quick installation time.

    Customers wishing to purchase flooring may choose to approach the Company with their own measurements and select a carpet at the Company's offices or to have the Company send a salesperson to the customer with a line of samples.

    Generally, the Company requires that replacement carpet buyers provide a deposit by cash, check or credit card when they place an order, and that they pay the balance upon installation. For customers who wish to finance their purchases, the Company refers such customers to a consumer finance company which issues a check directly to the Company upon completion of installation. The Company's sales in the replacement sales market grew by $715,127 from $9,763,024 in 1994 to $10,478,151 in 1995. Although sales in the replacement sales market through September 30, 1996, at $6,331,371, have fallen behind the pace set in previous years, the Company believes that its retail design center approach can significantly expand sales by its Replacement Sales Division, although there can be no assurances in this regard.

CUSTOMERS

    The Company has among its customers most of the larger home builders in Clark County, Nevada, including Lewis Homes of Nevada, Inc. ("Lewis"), American West Homes ("AWH") and Pardee Construction Company of Nevada. The Company has developed its relationships with such builders over the past 24 years. In 1993, 1994, 1995 and the nine months ended September 30, 1996, five customers accounted for approximately 35%, 37%, 31% and 36% of the Company's net sales, respectively. In 1993, 1994, 1995 and the nine months ended September 30, 1996, Lewis accounted for 11.3%, 12.5%, 11.3% and 14.1% of net sales, respectively. In 1993, 1994, 1995 and the nine months ended September 30, 1996, AWH accounted for 12.6%, 11.9%, 8.1% and 9.7% of net sales, respectively.

SUPPLIERS

    The Company currently purchases its carpeting from suppliers outside Nevada including suppliers located in Georgia and California. The Company generally pays for its purchases within three weeks of delivery, allowing the Company to procure substantial discounts from its suppliers. The Company's six largest suppliers, which include Shaw, Aladdin Mills, Inc. and Tuftex (a division of Queen Carpet Corp.) accounted for 77.0%, 74.3%, 87.8% and 81.2% of its total purchases in 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. The Company believes that one of its competitive advantages is its strong relationship with such suppliers. While the Company continues to have good relations with its suppliers, management believes that the Company could find alternative sources of supply should any of the Company's major suppliers cease doing business with it.

MARKETING, ADVERTISING AND MERCHANDISING

    The Company's advertising program includes television and radio commercials and print advertising in local daily newspapers. Expenditures for advertising and promotion were approximately $433,000,

$465,000, $453,000 and $584,000 (representing 1.3%, 1.1%, 1.1% and 1.9% of net sales) in 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. The Company spent 51% of its 1995 advertising budget on print advertising (including pre-printed newspaper inserts and print advertisements), and 49% on television and radio advertising. The Company features in its advertising its large selection and low prices and also features its free repair guarantee on installation for as long as buyers own their homes. The Company also receives cooperative advertising contributions, of up to 50% of the cost of qualifying advertisements depending on the amount of the relevant products sold, from mills and yarn companies by including in its advertising references to brand name yarns (such as DuPont, Monsanto and Allied) or floor coverings (such as Congoleum). The Company has located its main store on a centrally located, heavily traveled street.

TRAINING

    The Company strives to develop the technical and sales skills of its store personnel to ensure that customers consistently receive knowledgeable and courteous assistance. The Company's training programs are oriented toward emphasizing the importance of customer service and improving selling skills. The Company provides training for its entry level personnel through an in-house training program which combines on-the-job training with formal presentations by the Company's suppliers concerning their products. The suppliers' contributions in this regard evidence their commitment to the sales and service efforts of the Company. In addition, ongoing instruction is given to all sales and customer service personnel.

COMPETITION

    The floor covering industry is highly competitive and fragmented. According to an industry publication, the nation's ten largest floor covering retailers in terms of sales volume accounted for approximately 20% of all floor covering sales in the United States in 1994, although none of such retailers dominated the market. In 1995, Clark County, Nevada had approximately 104 outlets through which carpet was sold.

    Companies in the floor covering industry compete mainly through their ability to provide service and selection at reasonable prices. The Company competes with general merchandise and discount stores, home improvement centers and specialty retailers operating on a local, regional and national basis. The Company believes that its chief competitors are local and regional specialty chains as well as homebuilders' in-house design centers. Competitors include Carpeteria, Carpets Galore, Cloud Carpets, Carpet Max, Albright and Adams Brothers, all of which have stores located in Las Vegas.

    In addition to the local and regional specialty chains, the Company competes with national and regional home improvement centers (such as Home Depot and Payless Cashways) and national department stores and specialty retailers (such as Sears and Color Tile) which have branches in Las Vegas. Many of such regional and national competitors have substantially greater financial resources than the Company. In addition, expansion by certain regional home improvement center chains has led to increased price competition for certain of the Company's products.

    A significant new entrant into the retail floor covering market in the United States is Shaw Industries, Inc., the largest domestic manufacturer of carpeting. To date, Shaw has not entered the Las Vegas or Phoenix markets.

    While there is intense competition among providers of floor coverings in the Las Vegas, Nevada market, the Company has successfully competed for customers on the basis of price, reliability and quality of product, breadth of product line and service.

EMPLOYEES

    As of January 10, 1997, the Company employed approximately 130 persons, divided among its accounting, administrative, buying, sales and warehousing departments. A substantial portion of the compensation of sales personnel is commission-based. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that its relationship with its employees is satisfactory.

PRODUCT LIABILITY AND INSURANCE

    The sale of the Company's retail products involves some risk of product liability claims. The Company has obtained product liability insurance in the amount of $1.0 million per occurrence with a $2.0 million aggregate limit. The Company has recently obtained a $4.0 million excess liability umbrella insurance policy. There can be no assurance that the coverage limits of the Company's insurance policy and/or any rights of indemnification and contribution that the Company may have will offset potential claims. A successful claim against the Company in excess of insurance coverage and not subject to indemnification could have a material adverse affect on the Company.

PROPERTIES

    The Company rents the property on which its principal Las Vegas operating facility is located at an annual rent of approximately $100,000. See "Certain Transactions." On such 44,000 square foot property the Company has located three contiguous warehouses, a retail facility and administrative offices. The Company has leased two additional facilities in Las Vegas, consisting of a retail facility and the design center, containing a total of 9,446 square feet at an annual rental of $111,610.

    Prior to June 2, 1995, the Company maintained its business office at 134 West 72nd Street, New York, New York, using these offices on a rent-free basis. The Company has changed its principal executive offices within New York, New York to 100 Maiden Lane. These offices are also used on a rent-free basis.

LEGAL PROCEEDINGS

    NEVADA DEPARTMENT OF EMPLOYMENT, TRAINING AND REHABILITATION DETERMINATION

    On September 5, 1996, the Nevada Department of Employment, Training and Rehabilitation notified the Company that it had made a determination that the Company had failed to pay unemployment taxes with respect to certain floor covering installers. The Company believes, based in part on a prior determination by such Department classifying the Predecessor's installers as independent contractors, that these installers are not employees of the Company and the Company is not subject to these payments. Many, though not all, of the Company's competitors also treat carpet installers working under similar arrangements as independent contractors. If the Company does not prevail in this regard, it may be required to make payments to compensate for not having paid these taxes in the past and may also be subject to future payment of taxes for these installers, which would decrease the Company's gross margins. A more substantial cost would be incurred by the Company if the installers were to be regarded as employees of the Company for Federal withholding purposes. To date, there has been no indication that the Federal government intends to require the Company to treat these carpet installers as employees of the Company. However, there can be no assurance that the Federal government will not pursue such action in the future.

    TERMINATION OF MARK SZPORKA

    The employment of Mark Szporka, as the Company's Chief Financial Officer, was terminated by the Company in August 1996. In connection with such termination and pursuant to the terms of Mr. Szporka's employment agreement, the Company has repurchased 145,250 shares of Common Stock from

Mr. Szporka for $5,810. Mr. Szporka has commenced a suit against the Company alleging he was wrongfully and unlawfully terminated. The Company believes it has meritorious defenses to such allegations and intends to defend the matter vigorously. See "Management--Employment Agreements."

    The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business. The Company believes that the amount of any ultimate liability with respect to these actions in the aggregate or individually will not materially affect the results of operations, cash flows or financial position of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the directors and executive officers of the Company. The Company's prospects are also substantially dependent on certain key employees. See "--Key Employees."

NAME                                              AGE                       POSITION
--------------------------------------------      ---      ------------------------------------------

Philip A. Herman............................          50   Chairman of the Board and President
Gary Peiffer................................          45   Secretary and Director
Michael Mindlin.............................          55   Director
Facundo Bacardi.............................          51   Director
William Poccia..............................          50   Chief Financial Officer

    The number of directors on the Board is presently fixed at five.

    PHILIP A. HERMAN has been Chairman of the Board and President of the Company since June 2, 1995, the date of consummation of the Exchange and the Acquisition. Mr. Herman is also sole Voting Trustee of the voting trust that holds a majority of the Company's outstanding shares of common stock. See "Principal Stockholders and Holdings of Management." He also has served as a principal of Branin since 1994. From 1992 to 1994, Mr. Herman served as a principal of Americorp Securities, Inc. ("Americorp"), a retail brokerage firm, and from 1989 to 1992 he served as principal of PAH Marketing Consultants Inc., a consulting firm. In January 1995, Mr. Herman and PAH entered into a consent decree, without admitting any violation of law, with the Federal Trade Commission ("FTC") pursuant to which Mr. Herman and PAH paid $40,000 to the FTC and consented to being enjoined from participating in certain telemarketing related activities.

    GARY PEIFFER has been Secretary and a director of the Company since June 2, 1995. Mr. Peiffer has served as Vice Chairman of the Board, General Counsel and a director of The Aegis Consumer Funding Group, Inc. ("Aegis"), a publicly-traded automobile finance company since January 1994. Prior to joining Aegis, Mr. Peiffer was a senior partner at the law firm of Jeffer, Hopkinson, Vogel, Coomber & Peiffer from January 1983 through December 1993.

    MICHAEL MINDLIN has been a director of the Company since June 2, 1995. He also serves as President of Americorp, and has served in that capacity since 1992. Prior to that time, Mr. Mindlin served as Chief Operating Officer of Aegis.

    FACUNDO BACARDI has been a director of the Company since June 2, 1995. He also serves as a director of Suramericana de Inversiones, S.A., an investment company located in Panama, and has served in that capacity since 1990. Mr. Bacardi is also an heir to the controllers of the Bacardi rum company, a worldwide manufacturer and one of the largest family-owned companies in the world. He is currently an advisor to the Board of Directors for Bacardi International, the holding company for all of the Bacardi companies worldwide. From 1979 to 1991, Mr. Bacardi was in charge of the manufacturing and distribution division for Central America.

    WILLIAM POCCIA has been Chief Financial Officer of the Company since August 6, 1996. From October 1995 to August 1996, Mr. Poccia served as a financial consultant to the Company in the employ of Branin. Prior to that time, Mr. Poccia served as Director of Audit for Participants Trust Company, a securities depository for mortgage-backed securities.

SUMMARY COMPENSATION TABLE

    The following table sets forth for the fiscal year ended December 31, 1996, the compensation for services in all capacities to the Company of the person who was at December 31, 1996 the President of the

Company. No executive officers of the Company received salary and bonus in excess of $100,000 during the fiscal year ended December 31, 1996.

                                                                 ANNUAL COMPENSATION
                                                       ---------------------------------------
                                                                               OTHER ANNUAL
NAME AND PRINCIPAL POSITION                            SALARY $    BONUS $   COMPENSATION $(1)
-----------------------------------------------------  ---------  ---------  -----------------
Philip A. Herman.....................................      0          0              0
  Chairman of the Board and President

------------------------

(1) Certain entities controlled by Mr. Herman received fees from the Company for the year ended December 31, 1996 as set forth herein under "Certain Transactions" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EXECUTIVE COMPENSATION

    COMPENSATION. Prior to the Exchange, no officer or director of the Company received remuneration from the Company. Directors do not currently receive fees or other remuneration from the Company. The Company is currently contemplating entering into an employment agreement with Mr. Herman pursuant to which Mr. Herman will initially receive no base salary but may receive bonuses and may be granted a base salary in the future, within the discretion of the Board of Directors. William Poccia, Chief Financial Officer of the Company, is being remunerated by the Company at the rate of $100,000 per year.

    BONUS PLAN. In June 1995, the Company initiated a Management Bonus Program (the "Bonus Plan") pursuant to which the Company could make available for bonuses to certain members of management of the Company (including Steven Chesin and Jeffrey Wiens) an aggregate amount equal to 2% of the Earnings Before Income Taxes (as defined below) of the Company for each fiscal year, with the Company's management to have the right to determine how such bonus amount would be allocated among its members. If all of the members of the Company's management issued a written statement recommending allocation, the bonus would be allocated as such; and if no written statement was issued, the President of the Company could allocate the bonus in his discretion. "Earnings Before Income Taxes" meant earnings before income taxes of the Company for the relevant fiscal year. There were no bonuses paid in 1995 or 1996. The Bonus Plan was terminated in October 1996. Those officers eligible for bonuses under the Bonus Plan will be eligible to participate in the Option Plan.

EMPLOYMENT AGREEMENTS

    MARK SZPORKA. Pursuant to a five-year employment agreement, dated as of June 2, 1995, Mr. Szporka was employed as the Company's Chief Financial Officer at an annual salary of $120,000 per year, subject to annual pay increases at the Company's discretion. This employment was terminated for cause by the Company by letter dated August 5, 1996. Pursuant to his employment agreement, Mr. Szporka was entitled to participate in the Bonus Plan as a member of "management" for any fiscal year during which he had been employed for at least six months. Mr. Szporka's termination and severance provisions were comparable to those for Mr. Chesin. In addition, Mr. Szporka, under the terms of his employment agreement, purchased at $0.001 per share 217,875 shares of Common Stock on June 1, 1995. 72,625 shares were deemed to be consideration for services provided to the Company prior to June 1, 1995 in connection with the acquisition of the business of Carpet Barn. Such shares were deemed to be "founders shares" and were considered to have been purchased at market value, and, therefore, no compensation expense was recognized in the Company's consolidated financial statements in connection with these shares. Also, pursuant to the employment agreement, 145,250 shares of Common Stock ("Escrow Shares") were deposited into an escrow account on June 1, 1995. All dividends on and voting rights of the Escrow Shares belonged to the Company until such time as the Escrow Shares would be released from escrow. Upon the first anniversary of Mr. Szporka's employment and each of the following four such anniversaries, 29,050 of the Escrow Shares were to be released to Mr. Szporka together with all rights and privileges thereto. In the event the Company did not meet certain operating goals, as described in the employment agreement, the Company had the right to repurchase those shares at $.01 per share. As of December 31, 1995, Mr. Szporka's right to receive 17,030 of the Escrow Shares was canceled because the Company did not meet certain operating goals described in the employment agreement during the operating period then ended. As a result of the Company's termination of Mr. Szporka's employment for cause, it became entitled to repurchase the 145,250 Escrow Shares from Mr. Szporka for $.01 per share. Such repurchase was effected in October 1996.

    On September 11, 1996, Mr. Szporka sued the Company and its subsidiaries and the Company's directors in District Court in Clark County, Nevada alleging that his employment agreement was wrongfully terminated, that the Company violated duties of good faith and fair dealing with him and that he was tortiously discharged. He seeks unspecified compensatory damages in excess of $10,000, punitive damages, injunctive and declaratory relief, attorney's fees and costs and such other relief as the court deems just and equitable. The Company believes that it has meritorious defenses and intends to vigorously pursue them. Moreover, the Company is considering whether it has counterclaims against Mr. Szporka.

KEY EMPLOYEES

    The Company believes that the following employees of the Company are of special value to the Company's existing floor covering business and to the implementation of its growth strategy.

    STEVEN CHESIN has been Senior Vice President and Chief Operating Officer of Carpet Barn, Inc. since July 28, 1995. Prior to joining the Company, Mr. Chesin served as President of Steve's Floor Covering, Inc., a carpet installer, from its founding in 1977, when Mr. Chesin was only 15 years old, to the Company's acquisition of Steve's in July 1995.

    Pursuant to an employment agreement, dated as of July 28, 1995, between Mr. Chesin and the Company, Mr. Chesin is serving as Senior Vice President and Chief Operating Officer of Carpet Barn for a three-year period, with successive one-year automatic extensions to his employment unless either party gives the other at least 90 days' notice of termination prior to the end of any term. His current salary has been increased to $125,000 per year from its initial $75,000 level and is subject to annual pay increases at the Company's discretion. Mr. Chesin was eligible to participate in the Bonus Plan until its termination in October 1996. Mr. Chesin's employment is terminable for cause which includes the Company's failure (a "Target Failure") to achieve net income equal to or greater than (a) 75% of the projected net income for any fiscal quarter or (b) 85% of the projected net income for any two consecutive fiscal quarters. Mr. Chesin will receive two months' severance pay, plus an additional month's severance pay for each full year of employment that has elapsed, if the agreement terminates due to a Target Failure or Mr. Chesin's total disability.

    JEFFREY WIENS has been Controller of the Company since July 1995. From 1988 to July 1995, Mr. Wiens served in various capacities, principally in the Minneapolis, Minnesota office of McGladrey & Pullen, LLP, the Company's independent auditors, including serving as a member of the audit staff from 1988 to July 1994 and as Manager from August 1994 to July 1995. Pursuant to an employment agreement, dated as of July 5, 1995, the Company has employed Mr. Wiens as its Controller for a two-year period, with successive one-year automatic extensions of his employment unless either party gives the other at least 90 days' notice of termination prior to the end of any term. Pursuant to the agreement, Mr. Wiens' salary has been increased to $60,000 per year from its initial $50,000 level and is subject to annual pay increases at the Company's discretion. Until its termination, Mr Wiens was entitled to participate in the Bonus Plan.

    ALAN EMBER has extensive experience in the floor covering industry and was recently hired by the Company to develop retail facilities in Phoenix and other markets in the southwestern United States. Mr. Ember's responsibilities includes merchandising, marketing, advertising, sales training and program development. From September, 1994 until he was hired by the Company, Mr. Ember was the Divisional

President of Carpetmax in Phoenix, Arizona and was responsible for the entire operation of that division. Prior to that, from November 1993, Mr. Ember was the General Manager for Carpeteria in Tuscon. From March 1993, Mr. Ember served as General Manager for Broadway Carpet, also in Tuscon. From September 1992, he was the carpet division and advertising manager for Tile City in Pittsburgh, Pennsylvania. Prior to that, Mr. Ember was the General Manager for Apollo Carpet in Tuscon, Arizona.

    Pursuant to an employment agreement dated May 28, 1996 between Mr. Ember and the Company, Mr. Ember is serving as Senior Vice President of Carpet Barn for a three-year period with successive one-year automatic extensions unless either party gives the other at least 90 days notice of termination prior to the end of any term. His current salary is $125,000 per year plus a bonus of 25% of Earnings Before Interest and Taxes, as defined in the employment agreement ("EBIT"), for the entity managed by Mr. Ember, payable in Common Stock of the Company 15 days after the Company's financial statements are finalized. Mr. Ember's employment is terminable for cause, which includes the failure (a "Target Failure") to achieve EBIT equal to or greater than (a) 75% of the projected EBIT in any fiscal quarter, or (b) 85% of the projected EBIT for any two consecutive fiscal quarters, in each case for the entity managed by Mr. Ember. Mr. Ember will receive two months severance pay, plus one additional month severance pay for each full year of employment, if the agreement terminates due to a Target Failure or Mr. Ember's total disability.

    JUDY HIGHTOWER has been the design services manager at Carpet Barn, Inc. since joining the Company in October 1995. Ms. Hightower established the Company's first window and wallcovering division and was also responsible for designing, implementing and opening the Company's new design center and retail facility in Las Vegas. From 1991 until she joined the Company, Ms. Hightower provided similar design services to several large home builders in the Las Vegas area.

    ROBERT SMITH has extensive experience in operating and managing floor covering warehouses and distribution centers and was hired by the Company to manage and operate its warehouses and the distribution of its products in the Las Vegas market. From January 1995 until he joined the Company in June 1996, Mr Smith was the Director of Broadloom Installation for Giant Carpet in Moonachie, New Jersey, where he supervised and coordinated the installation of carpeting for thirty-eight retail stores. Prior to that, from March 1991, Mr. Smith was the Terminal Manager and Operations Consultant for Apex Express, Inc., located in New York, New York. In that capacity, Mr. Smith managed the warehousing, delivery and assembly of office furniture and exercise equipment and designed and implemented delivery and in-house assembly programs for United Stationers in Edison, New Jersey.

1997 STOCK OPTION PLAN

    The Company expects to adopt the 1997 Stock Option Plan (the "Option Plan") in order to provide an incentive to non-employee directors and to officers and certain other key employees of and consultants to the Company by making available to them an opportunity to acquire a proprietary interest or to increase their proprietary interest in the Company. The Option Plan provides for the award of options (each an "Award") representing or corresponding to up to 1,250,000 shares of Common Stock. Any Award issued under the Option Plan which is forfeited, expires or terminates prior to vesting or exercise will again be available for Award under the Option Plan.

    The Option Plan is administered by the Committee, as defined in the Option Plan. The Committee has the full power and authority, subject to the provisions of the Option Plan, to designate participants, grant Awards and determine the terms of all Awards. The Committee has the right to make adjustments with respect to Awards granted under the Option Plan in order to prevent dilution of the rights of any holder. Non-employee directors, including members of the Committee are not eligible to receive discretionary Awards under the Option Plan but automatically receive upon becoming such a director or upon stockholder approval of the plan and each year thereafter non-qualified stock options ("NQSO's) to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value on the date of grant. Members of the Committee are disinterested within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and outside directors within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

    OPTIONS ISSUED UNDER THE OPTION PLAN. The terms of specific options are determined by the Committee. Options granted may be NQSO's or incentive stock options within the meaning of Code Section 422 ("ISO's"). The exercise price per share for a non-qualified option is subject to the determination of the Committee. Incentive stock options may not be granted at less than 100% of the fair market value at the date of grant. Each option will be exercisable for the period or periods specified in the option agreement, which will not exceed 10 years from the date of grant.

    Upon the exercise of an option, the option holder pays to the Company the exercise price plus the amount of the required Federal and state withholding taxes, if any. Options may be exercised and the withholding obligation may be paid for with cash and, with the consent of the Committee, shares of Common Stock, other securities (including options) or other property. The period after termination of employment during which an option may be exercised is as determined by the Committee. In the absence of any specific determination by the Committee, the following rules will apply. The unexercised portion of any option granted under the Option Plan will generally be terminated (a) 30 days after the date on which the optionee's employment is terminated for any reason other than
(i) cause, (ii) retirement or mental or physical disability or (iii) death; (b) immediately upon the termination of the optionee's employment for cause; (c) three months after the date on which the optionee's employment is terminated by reason of retirement or mental or physical disability; or (d)(i) 12 months after the date on which the optionee's employment is terminated by reason of the death of the employee, or (ii) three months after the date on which the optionee shall die if such death shall occur during the three-month period following the termination of the optionee's employment by reason of retirement or mental or physical disability.

    No options have been granted to date under the Option Plan. Eligible persons may receive grants under the Option Plan in the future at the discretion of the Compensation Committee.

                              CERTAIN TRANSACTIONS

    Branin, a principal stockholder of the Company, acted as advisor in connection with the Financing as well as the concurrent private offerings of Notes and Preferred Stock of CBH. Branin acted as advisor to the Financing between CBI and First Source and for its role became entitled to receive a fee of 3% of the aggregate proceeds received by CBI from the Credit Agreement upon the consummation of the Offering. On June 2, 1995, CBH completed the concurrent offerings in the aggregate amount of $4,655,000 consisting of $1,940,000 in Notes from the Note Offering at a per Note unit price of $200,000 and $2,715,000 from the Preferred Stock Offering consisting of 2,715 shares of Preferred Stock at a per share price of $1,000 and a per Preferred Stock unit price of $250,000. For each Preferred Stock unit sold, the Company issued 36,313 shares of Common Stock, and for each Note unit sold, the Company issued 15,910 shares of Common Stock, for an aggregate of 548,683 shares of Common Stock issued in such Note Offering and Preferred Stock Offering. Branin became entitled to receive a fee of 3% of the aggregate proceeds from the Note Offering, the Preferred Stock Offering and the Credit Agreement upon the consummation of the Offering. Philip
A. Herman, the Chairman of the Board and President of the Company, was the principal of Branin. Branin is currently controlled by Facundo Bacardi, a director and stockholder of the Company. The total of such fees would be approximately $650,000. Branin has agreed to waive such fees in exchange for increasing its management consulting fees described in the next paragraph, to $20,000 per month, effective upon completion of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    In connection with the Preferred Stock Offering and the Financing, a finder's fee of $445,000 was paid to Michael H. Mindlin, a director of the Company. In addition, CBI entered into consulting arrangements with (a) Branin, pursuant to which CBI was obligated to pay $35,000 per month to Branin and (b) PAH Marketing, Inc. ("PAH"), a company controlled by Philip A. Herman, pursuant to which CBI was obligated to pay $5,000 per month to PAH. These arrangements were modified as of September 1, 1996 to provide for payment obligations to Branin of $10,000 per month and to discontinue obligations to PAH. As of September 30, 1996, CBI owed Branin $170,000 in respect of these obligations. In addition, CBI entered into a consulting agreement with Capital Vision Group, Inc. ("Capital"), a company controlled by Lawrence Fleischman, a former director and stockholder of the Company, pursuant to which it paid $5,000 per month to Capital from June 1995 through January 1996. These agreements were entered into for the purpose of receiving management advisory services in the areas of operations management, financing and acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    C.B. Realty, Inc. ("CB Realty"), which is owned by four stockholders of the Company, including David Herman, a son of Philip Herman, acquired the land and building previously owned by Carpet Barn. In connection with such purchase, the Company loaned $288,000 to CB Realty, payable over a three-year period in monthly installments of $9,293, including interest at a rate of 10% per annum. CB Realty simultaneously entered into a lease agreement with the Company pursuant to which the Company leased the land and building in which it conducts its operations for a three year term with annual lease payments of approximately $100,000.

    On July 28, 1995, the Company purchased Steve's Floor Covering, Inc. ("Steve's"), a floor covering repairer, installer, cleaner and retailer from Steven Chesin, the Chief Operating Officer of CBI, pursuant to an asset purchase agreement (the "Steve's Agreement"). Under the Steve's Agreement, the Company purchased substantially all of the assets of Steve's in exchange for approximately $266,000. Mr. Chesin entered into an employment agreement with CBI in connection therewith. The revenues of Steve's are not expected to have a significant impact on the Company's results of operations. In 1994, the last full year prior to the Company's acquisition of Steve's, Steve's had total revenues of $686,480 and employed 25 people. See "Management--Employment Agreements."

    In May 1996, the Company incurred a liability to Branin of $46,600 as a result of interest and dividend payments on CBH securities made by Branin on behalf of CBH. Further dividend payments of $46,600 per month thereafter have been made by Branin on these securities, resulting in an obligation to Branin as of January 1, 1997 in the amount of $419,400 in respect of these dividend payments. In May 1996, Branin paid the Company approximately $6,000 for consulting services rendered to Branin by employees of the Company.

    The Company's executive offices are located at 100 Maiden Lane, New York, New York. These offices are rented by Branin, which also occupies these offices. Branin does not charge the Company rent for this space.

                           PRINCIPAL STOCKHOLDERS AND
                             HOLDINGS OF MANAGEMENT

    The following table sets forth certain information as of January 1, 1997, regarding (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each director, nominee and Named Executive Officer of The Company and (iii) all officers and directors as a group.

                                                       NUMBER OF SHARES
                                                         AND NATURE OF
                                                          BENEFICIAL           PERCENTAGE OF
NAME & ADDRESS OF BENEFICIAL OWNER                         OWNERSHIP        OUTSTANDING SHARES
----------------------------------------------------  -------------------  ---------------------

Philip A. Herman(1).................................        2,533,013                 69.5%
  c/o Branin Investments, Inc.
  100 Maiden Lane
  New York, NY 10038

Branin Investments, Inc.(2).........................          313,353                  8.6
  100 Maiden Lane
  New York, NY 10038

Facundo Bacardi(3)..................................        1,748,849                 48.0
  c/o Branin Investments, Inc.
  100 Maiden Lane
  New York, NY 10038

Icarus Investments, Ltd.(4).........................          878,854                 24.1
  c/o Branin Investments, Inc.
  100 Maiden Lane
  New York, NY 10038

Michael Mindlin(5)..................................          144,200                  4.0

Gary Peiffer(6).....................................           34,963                *

William Poccia......................................                0                *

All Directors and Executive
  Officers as group (5 persons):....................        2,533,013                 69.5

------------------------

*   Less than one percent

(1) Includes an aggregate of 2,533,013 shares issued to Mr. Herman as voting trustee pursuant to a Voting Trust Agreement, dated May 30, 1995, among Mr. Herman and certain stockholders of the Company, which shares Mr. Herman is deemed to beneficially own. 313,353 of such shares are held by Branin, of which Mr. Herman was a principal. Excludes 726 shares held by each of Richard and Ruth Herman and 15,615 shares held by David Herman, all members of the immediate family of Mr. Herman. Mr. Herman disclaims beneficial ownership of the shares held by such family members.

(2) Excludes 72,500 shares held through the voting trust referenced in note 1, above, for the benefit of Mr. Herman.

(3) Includes an aggregate of 1,218,121 shares held by various affiliates of Mr. Bacardi (including 878,854 shares held by Icarus Investments Ltd., 313,353 shares held by Branin, 76,256 shares held by each of Stylish Investments Ltd. and Delphic Investments Ltd., and 186,755 shares held by Designed Investments Ltd.). All of such shares are held in the voting trust referred to in note 1, above.

(4) Excludes shares held by Mr. Bacardi and his other affiliates. Mr. Bacardi has sole voting and dispositive power with respect to the shares of Common Stock owned by this entity. All of such shares are held in the voting trust referred to in note 1, above.

(5) Includes 144,200 shares held by Mr. Mindlin's spouse, as to which he disclaims beneficial ownership. All of such shares are held in the voting trust referred to in note 1, above.

(6) All of such shares are held in the voting trust referred to in note 1, above.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company is authorized to issue 20,000,000 shares of Common Stock. As of December 31, 1996, there were an aggregate of 3,642,397 shares of Common Stock outstanding, held of record by approximately 368 holders. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue 1,000,000 shares of preferred stock, par value $.001 per share. No shares of the preferred stock are currently outstanding. The Board of Directors of the Company has the authority at any time and from time to time to establish and designate one or more additional series of preferred stock, to fix the number of shares of any series (which number may vary between series) and to fix the dividend rights and preferences, the redemption price and terms, liquidation rights, sinking fund provisions (if any), conversion provisions (if any), and the voting powers (if any). The Board of Directors, without stockholder approval, could issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of the Common Stock. Certain companies have used the issuance of preferred stock as an anti-takeover device and the Board of Directors of the Company could, without stockholder approval, issue preferred stock with certain voting, conversion and/or redemption rights that could discourage any attempt to obtain control of the Company in a transaction not approved by the Board of Directors. Although the Company does not intend to issue any shares of preferred stock, there can be no assurance that the Company will not do so in the future.

    The preferred stock reflected in the Company's balance sheet is CBH Preferred Stock, which, for accounting purposes, is treated as preferred stock of the Company. The CBH Preferred Stock pays dividends monthly at a rate of 12% per annum. The Company must redeem the CBH Preferred Stock upon the consummation of the Offering. Holders of the CBH Preferred Stock have voting rights equal to ten percent of the votes of the outstanding stock of CBH and vote together with the holders of CBH common stock as a single class in all matters submitted to stockholder vote.

DELAWARE ANTI-TAKEOVER LAW

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding certain employee stock option plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. Under Delaware law, the Company could have opted out of Section 203 but elected to be subject to its provisions.

CERTAIN MARKET INFORMATION

    The Company has applied for listing of the Common Stock for trading on the NASDAQ National Market. Prior to this offering there has been a limited public trading market for the Common Stock which has traded since September 1995 on NASD'S Electronic Bulletin Board with negligible trading volume.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

    DGCL Section 102(b)(7) enables a corporation to eliminate or limit personal liability of members of its board of directors for violation of a director's fiduciary duty of care. However, the elimination of limitation may not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or knowing violation of law, payment of a dividend or approval of a stock repurchase which was deemed illegal, or where a director obtains an improper personal benefit.

    The Company's Certificate of Incorporation provides that a director of the Company shall, to the maximum extent permitted by Section 102(b)(7) or any successor provision or provisions, have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

    DGCL Section 145 permits a corporation organized under Delaware law to indemnify directors and officers with respect to any matter in which the director or officer acted in good faith and in a manner he reasonably believed to be not opposed to the best interests of the company, and, with respect to any criminal action, he had reasonable cause to believe his conduct was lawful.

    The Company's Certificate of Incorporation provides that any director or officer of the Company involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative, the basis of which is alleged action or inaction by such director or officer while acting in the official capacity as director or officer of the Company or as director, trustee, officer, employee, or agent of another entity at the request of the Company, shall be indemnified and held harmless by the Company to the fullest extent permitted by DGCL 145 or any successor provision or provisions, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such indemnification as to such action or inaction shall be made by the Company only upon a determination as to whether the indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

REGISTRATION RIGHTS

    The Company anticipates that certain registration rights will be granted to non-management stockholders who have entered into lockup agreements with management and the Underwriters.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Corporate Stock Transfer, located in Denver, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

    The shares sold in the Offering (other than shares which may be purchased by "affiliates" of the Company) will be freely tradeable without restriction or further registration under the Securities Act. In addition, 13,750 shares, including the 12,500 shares sold by the Company in its initial public offering in 1990 (other than shares which may be purchased by affiliates of the Company), are freely tradeable without restriction or further registration under the Securities Act. Approximately 276,750 additional shares are available for
immediate sale under Rule 144. The holders of       of these shares available
for immediate sale under Rule 144 have agreed not to sell such shares prior to without the consent of the Underwriters and the Company. The Company has granted certain registration rights to these stockholders. In addition, 1,360,668 shares will become eligible for sale pursuant to Rule 144 in June 1997 and 36,313 shares will become eligible in August 1997. Moreover, holders of an additional 62,590 shares which would become eligible for sale in November 1997 and May 1998 pursuant to Rule 144 have agreed not to sell such shares until
      , and the Company has granted these stockholders certain registration rights. The 1,892,328 remaining shares of Common Stock are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 and 144A thereunder. No predictions can be made as to the effect, if any, that market sales of shares of existing stockholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of the Common Stock after the offering could be adversely affected by future sales of substantial amounts of Common Stock by existing stockholders.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least two years from the later of the date such restricted shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (56,424 shares based on the number of shares to be outstanding immediately after this offering) or the average weekly trading volume in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company.

    Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other restrictions, but without regard to the two-year holding period. Restricted shares held by affiliates of the Company eligible for sale in the public market under Rule 144 are subject to the foregoing volume limitations and other restrictions.

    Further, under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an affiliate of the Company, and the person was not an affiliate for at least three months prior to the sale, such person would be entitled to sell the shares immediately without regard to volume limitations and the other conditions described above.

    No predictions can be made as to the effect, if any, that market sales of shares of existing stockholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of Common Stock after the offering could be adversely affected by future sales of substantial amounts of Common Stock by existing stockholders.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and the Representative of the several underwriters (the "Underwriters"), the Company has agreed to sell to the Underwriters 2,000,000 shares of Common Stock. Under certain circumstances, this amount may be increased. The number of shares of Common Stock which each Underwriter has agreed to purchase is set forth opposite the name below.

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Chatfield Dean & Co........................................................

                                                                             -----------------
Total......................................................................       2,000,000

    The Representative has advised the Company that the Underwriters propose to initially offer the shares of Common Stock to the public at the Offering Price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $. per share of common stock. The Underwriters may allow, and such dealers may allow, a discount not in excess of
$.      per share of common stock on sales to certain other dealers. After the
Offering, the Offering Price, concession and discount may be changed.

    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the Offering Price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise this option, the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to the Underwriters' initial amount reflected in the foregoing table.

    The Company has agreed to pay to the Underwriters a nonaccountable expense allowance of 3% of the gross proceeds of this Offering. The Company has also agreed to pay all expenses in connection with qualifying the shares of Common Stock offered hereby for sale under the laws of such states as the Underwriters may designate, including expenses of counsel retained for such purpose by the Underwriters.

    In connection with the Offering, the Company has agreed to sell to the Underwriter and its designees for an aggregate of $200.00, the Underwriters' Warrants to purchase up to ten percent (10%) of the shares of Common Stock offered herein. The Underwriters' Warrants are exercisable initially at
$         per share (120% of the Offering Price) for a period of four years commencing one year from the date of this Prospectus. The Underwriters' Warrants grant to the holders thereof certain "piggyback" registration rights for a period of four years from the first anniversary of the date of this Prospectus with respect to registration under the Securities Act of the Common Stock issuable upon exercise of the Underwriters' Warrants.

    All directors, officers and 5% stockholders of the Company have agreed with the Underwriters not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock prior to the expiration of periods ranging from 12 to 24 months from the date of this Prospectus without the prior written consent of the Representative and the Company.

    Prior to this Offering, there has been a limited public market for the Common Stock of the Company. The Offering Price will be determined through negotiations among the Company and the Representative. Among the factors considered in determining the Offering Price, in addition to prevailing market conditions, are the financial condition of the Company, the history of, and the prospects for, the Company and the industry in which it competes and an assessment of the Company's management. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the Offering Price. The Representative is subject to the supervision of various governmental and self-regulatory organizations as well as certain capital requirements. Such regulatory authorities periodically investigate and audit the activities of broker-dealers, such as the Representative. In the event the Representative is required to curtail or cease operations as a result of administrative actions instituted by the regulatory authorities or because of lack of capital, the price and liquidity of the Common Stock may be affected by the reduced participation or complete absence of such Representative from the market.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Herzfeld & Rubin, P.C., New York, New York. Stroock & Stroock & Lavan, New York, New York has acted as counsel for the Underwriters in connection with the Offering.

                                    EXPERTS

    The Financial Statements of Carpet Barn ("Predecessor Business") and the Consolidated Financial Statements of Nations Flooring, Inc. and subsidiaries included in this Prospectus and in the Registration Statement have been audited by McGladrey & Pullen, LLP, independent public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.